UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SEQUENOM, INC.

(Name of Subject Company)

SEQUENOM, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share, including associated preferred stock purchase rights

(Title of Class of Securities)

817337405

(CUSIP Number of Class of Securities)

Dirk van den Boom, Ph.D.

President, Chief Executive Officer and Director

3595 John Hopkins Court

San Diego, California 92121

(858) 202-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

L. Kay Chandler, Esq.

Rama Padmanabhan, Esq.

Barbara L. Borden, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Sequenom, Inc., a Delaware corporation (“Sequenom”). The address of the principal executive offices of Sequenom is 3595 John Hopkins Court, San Diego, California, 92121 and its telephone number is (858) 202-9000. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Sequenom” refer to Sequenom, Inc.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock of Sequenom, par value $0.001 per share (the “Common Stock”), including the associated preferred stock purchase rights issued under the Rights Agreement, dated March 3, 2009, as amended, between Sequenom and American Stock Transfer & Trust Company, LLC (“AST”), as rights agent (such agreement, the “Rights Agreement” and such stock and associated rights, the “Shares”). As of July 25, 2016, there were (i) 119,243,357 shares of Common Stock issued and outstanding (including 713,655 RSAs (as defined below)), (ii) 12,908,209 options to purchase shares of Common Stock (the “Stock Options”) outstanding, (iii) 5,005,493 restricted stock unit awards (the “RSUs”) outstanding, (iv) 168,663 shares of Common Stock are estimated to be subject to outstanding purchase rights under Sequenom’s 1999 Employee Stock Purchase Plan, as amended (the “ESPP”) (assuming that the closing price per share of Common Stock as reported on the purchase date for the current offering period was equal to the Offer Price (as defined below)), (v) 200,000 shares of Common Stock issuable upon the exercise of outstanding warrants (the “Warrants”), and (vi) 28,088,372 shares of Common Stock subject to issuance on conversion of convertible senior notes issued and outstanding pursuant to the Indenture dated as of September 17, 2012 by and between Sequenom and Wells Fargo Bank, National Association, as trustee, and the Indenture dated as of June 9, 2015, by and between Sequenom and Wells Fargo Bank, National Association (the “Convertible Notes”).

Item 2.	Identity and Background of Filing Person.

(a) Name and Address. The name, address and telephone number of Sequenom, which is the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information—Name and Address” above. Sequenom’s website is www.sequenom.com. The website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

(b) Tender Offer.

This Schedule 14D-9 relates to the tender offer by Savoy Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Laboratory Corporation of America Holdings, a Delaware corporation (“Parent”), to purchase all of the Shares at a purchase price of $2.40 per Share (the “Offer Price”), in cash, without interest and less any applicable withholding taxes or other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 9, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are being mailed to Sequenom’s stockholders together with this Schedule 14D-9 and filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the “SEC”) on August 9, 2016 by Purchaser and Parent (together with any amendments and supplements thereto, the “Schedule TO”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 26, 2016 (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), among Parent, Purchaser, and Sequenom. The Offer is conditioned upon, among other things: (i) there having been validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to 12:01 a.m. Eastern Time on September 7, 2016 (the “Expiration Time,” unless Purchaser has extended the period during which the Offer is open in accordance with the Merger Agreement, in which event, “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), a number of Shares, together with the Shares then owned by Purchaser, that represents at least one more than 50% of the total number of Shares outstanding at the time of the consummation of the Offer within the meaning of Section 251(h)(6)(a) of the Delaware General Corporation Law (the “DGCL”), including for purposes of this calculation (x) Shares subject to RSAs (as defined below) plus (y) the aggregate number of Shares issuable to holders of Stock Options and Warrants from which Sequenom has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Stock Options and Warrants), plus (z) the aggregate number of Shares issuable upon the deemed or pending exercise, if any, prior to or at the expiration of the Offer of any Warrants and Convertible Notes excluding any Warrants included in clause (y) (the “Minimum Condition”); (ii) the expiration or termination of any applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”); (iii) no temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer having been issued by any court of competent jurisdiction or remaining in effect nor any action having been taken, or any legal requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger (as defined below) by any governmental body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger (as defined below); and (iv) the Merger Agreement having not been terminated in accordance with its terms. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement provides, among other things, that, on the first business day after Purchaser accepts, for the first time, for payment and pays for such number of Shares validly tendered and not properly withdrawn pursuant to the Offer that satisfy the Minimum Condition (the “Offer Acceptance Time”), subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the DGCL and other applicable law, Purchaser will merge with and into Sequenom (the “Merger”), the separate existence of Purchaser will cease and Sequenom will continue as the surviving corporation and a wholly owned subsidiary of Parent (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of Sequenom stockholders. As a result of the Merger, each Share (other than Shares (i) held by Sequenom or any wholly owned subsidiary of Sequenom (or held in Sequenom’s treasury), (ii) held by Parent, Purchaser or any wholly owned subsidiary of Parent or Purchaser or (iii) held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive, without interest thereon and less any required withholding taxes, the Offer Price payable to the holder thereof (the “Merger Consideration”). Upon the effective time of the Merger (the “Effective Time”), Sequenom will cease to be a publicly traded company and will become wholly owned by Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”

The Merger Agreement also provides that at the Effective Time, each Stock Option that is outstanding and unexercised as of immediately prior to the Effective Time and held by an individual who, as of the Effective Time, is an active employee, director or consultant of Sequenom (each an “Accelerated Stock Option”), shall accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, the Parent, Purchaser or Sequenom, each Stock Option that is then outstanding and unexercised shall be cancelled and converted into the right to receive cash in an amount equal to the product of (i) the total number of Shares subject to the vested portion of such Stock Option immediately prior to the Effective Time (taking into account any acceleration of vesting), multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such Stock Option, which amount shall be paid in accordance with Section 2.8(d) of the Merger Agreement. No holder of a Stock Option that has an exercise price per Share that is equal to or greater than the Merger Consideration shall be entitled to any payment with respect to such cancelled Stock Option before or after the Effective Time.

In addition, the Merger Agreement provides that as of the Effective Time, each RSU that is outstanding as of immediately prior to the Effective Time and held by an individual who, as of the Effective Time, is an active employee, director or consultant of the Company (each an “Accelerated RSU”), shall accelerate and become fully vested effective immediately prior to, and contingent upon, the Effective Time. In lieu of any issuance of Shares in settlement of such RSU, as of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, the Parent, Purchaser or Sequenom, each RSU that is outstanding shall be cancelled and converted into the right to receive cash in an amount in cash equal to the product of (i) the total number of Shares issuable in settlement of the vested portion of such RSU immediately prior to the Effective Time (taking into account any acceleration of vesting), multiplied by (ii) the Merger Consideration, which amount shall be paid in accordance with Section 2.8(d) of the Merger Agreement.

With respect to each award of restricted Shares granted by Sequenom pursuant to Sequenom’s 1999 Stock Incentive Plan (the “1999 Plan”), the 2006 Equity Incentive Plan (the “2006 Plan”) and the New Hire Equity Incentive Plan (the “New Hire Plan” and together with the 1999 Plan and 2006 Plan, the “Equity Plans” and any such award an “RSA”), the Merger Agreement provides that each RSA that is outstanding as of immediately prior to the Offer Acceptance Time shall accelerate and become fully vested such that Sequenom’s right of reacquisition or repurchase, as applicable, shall lapse in full effective immediately prior to, and contingent upon, the Offer Acceptance Time. As of the Offer Acceptance Time, and without any further action on the part of the holders thereof, the Parent, Purchaser or Sequenom, each Share underlying each RSA shall be treated as an outstanding Share for purposes of this Agreement, including for purposes of tendering pursuant to the Offer.

According to the Offer to Purchase, the principal office address of Purchaser is located at c/o Laboratory Corporation of America Holdings, 358 South Main Street, Burlington, North Carolina 27215, and its telephone number is (336)-229-1127. The principal office of Parent is located at 358 South Main Street, Burlington, North Carolina 27215, and its telephone number is (336)-229-1127.

For the reasons described below, our Board of Directors unanimously support the Offer, the Merger and the other Transactions and recommend that Sequenom’s stockholders tender the Shares to Purchaser pursuant to the Offer.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, or otherwise incorporated herein by reference, to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) Sequenom or any of its affiliates, on the one hand and (ii)(x) any of its executive officers, directors or affiliates, or (y) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

(a) Arrangements between Sequenom and its Executive Officers, Directors and Affiliates.

In considering the recommendation of our Board of Directors to tender Shares in the Offer, stockholders should be aware that our executive officers, members of our Board of Directors and affiliates may be deemed to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of our stockholders, generally. These interests may create potential conflicts of interest. Our Board of Directors (sometimes referred to herein as the “Sequenom Board”) was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:

•	the full vesting acceleration of the outstanding and unexercised Stock Options held by an individual who, as of the Effective Time, is an active employee, director or consultant of Sequenom, with such vesting acceleration effective as of immediately prior to, and contingent upon, the Effective Time, and the cancellation of all such Stock Options that remain outstanding and unexercised as of the Effective Time and conversion of such Stock Options into the right to receive a cash payment equal to the product obtained by multiplying (i) the total number of Shares subject to the vested portion of such Stock Option immediately prior to the Effective Time (taking into account any acceleration of vesting), multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such Stock Option;

•	the full vesting acceleration of the outstanding RSUs held by an individual who, as of the Effective Time, is an active employee, director or consultant of Sequenom, with such vesting acceleration effective as of immediately prior to, and contingent upon, the Effective Time and the cancellation of all such RSUs outstanding as of the Effective Time and conversion of such RSUs into the right to receive a cash payment equal to the product obtained by multiplying (i) the total number of Shares issuable in settlement of the vested portion of such RSU immediately prior to the Effective Time (taking into account any acceleration of vesting), multiplied by (ii) the Merger Consideration;

•	the full vesting acceleration and lapse of rights of reacquisition and repurchase rights to RSAs that are subject to vesting or forfeiture or repurchase by Sequenom that are outstanding as of immediately prior to the Offer Acceptance Time, with such vesting acceleration and lapse of rights of reacquisition and repurchase effective as of immediately prior to and contingent upon the Offer Acceptance Time and as of the Offer Acceptance Time, the treatment of all Shares underlying the vested RSAs as outstanding Shares in the Merger;

•	the receipt of payments and benefits by certain executive officers under the Amended and Restated Change in Control Severance Benefit Plan (the “Change in Control Plan”) upon certain types of terminations of employment that occur within one month prior to or within the 11 months following the Effective Time; and

•	the entitlement to indemnification benefits in favor of directors and officers of Sequenom.

For further information with respect to the arrangements between Sequenom and its executive officers, directors and affiliates described in this Item 3, as well as other arrangements between Sequenom and its executive officers, directors, and affiliates, please see the Definitive Proxy Statement on Schedule 14A filed by Sequenom on April 27, 2016, including the information under the heading “Executive Compensation” and the Current Report on Form 8-K filed by Sequenom on July 27, 2016, including the information under the headings “Agreement and Plan of Merger.”

Outstanding Shares Held by Directors and Executive Officers

If the executive officers and directors of Sequenom who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Sequenom. As of July 31, 2016, the executive officers and directors of Sequenom beneficially owned, in the aggregate, 1,138,341 Shares (which, for clarity, excludes shares of capital stock of Sequenom issuable upon the exercise of Stock Options or the vesting of RSUs but includes RSAs).

The following table sets forth (i) the number of Shares beneficially owned as of July 31, 2016 by each of our executive officers and directors (which, for clarity, excludes shares of capital stock of Sequenom issuable upon the exercise of Stock Options or the vesting of RSUs but includes RSAs) and (ii) the aggregate cash consideration that would be payable for such Shares, subject to any applicable withholding taxes or other taxes.

Name	Number of Shares Beneficially Owned	Cash Value of Shares Beneficially Owned
Executive Officers
Dirk van den Boom, Ph.D., President, Chief Executive Officer and Director	175,618	$421,483
Carolyn D. Beaver, Senior Vice President and Chief Financial Officer	166,990	$400,776
Daniel S. Grosu, M.D., Senior Vice President and Chief Medical Officer	61,424	$147,418
Jeffrey D. Linton, Senior Vice President, General Counsel and Secretary	42,853	$102,847
Robert Lozuk, Senior Vice President, Commercial Operations	26,934	$64,642
Robin Weiner, Senior Vice President, Corporate Governance and Regulatory Affairs	37,238	$89,371
Directors
Kenneth F. Buechler, Director	120,038	$288,091
Myla Lai-Goldman, Director	79,579	$190,990
Richard A. Lerner, Director	27,383	$65,719
Ronald M. Lindsay, Director	209,804	$503,530
Catherine J. Mackey, Director	21,114	$50,674
David Pendarvis, Director	112,969	$271,126
Charles P. Slacik, Director	56,397	$135,353
All of our current directors and executive officers as a group (13 persons)	1,138,341	$2,732,020

Outstanding Stock Options, RSUs and RSAs Held by Directors and Executive Officers

Pursuant to the Merger Agreement, each Stock Option that is outstanding and unexercised as of immediately prior to the Effective Time and held by an individual who, as of the Effective Time, is an active employee, director or consultant of Sequenom, will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, the Parent, Purchaser or Sequenom, each Stock Option that is then outstanding and unexercised will be cancelled and converted into the right to receive cash in an amount equal to the product of (i) the total number of Shares subject to the vested portion of such Stock Option immediately prior to the Effective Time (taking into account any acceleration of vesting), multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such Stock Option. No holder of a Stock Option that has an exercise price per Share that is equal to or greater than the Merger Consideration will be entitled to any payment with respect to such cancelled Stock Option before or after the Effective Time.

Pursuant to the Merger Agreement, each RSU that is outstanding as of immediately prior to the Effective Time and held by an individual who, as of the Effective Time, is an active employee, director or consultant of Sequenom, will accelerate and become fully vested effective immediately prior to, and contingent upon, the Effective Time. In lieu of any issuance of Shares in settlement of such RSU, as of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, the Parent, Purchaser or Sequenom, each RSU that is outstanding will be cancelled and converted into the right to receive cash in an amount in cash equal to the product of (i) the total number of Shares issuable in settlement of the vested portion of such RSU immediately prior to the Effective Time (taking into account any acceleration of vesting), multiplied by (ii) the Merger Consideration

Pursuant to the Merger Agreement, each RSA that is outstanding as of immediately prior to the Offer Acceptance Time will accelerate and become fully vested such that Sequenom’s right of reacquisition or repurchase, as applicable, will lapse in full effective immediately prior to, and contingent upon, the Offer Acceptance Time. As of the Offer Acceptance Time, without any further action on the part of the holders thereof, the Parent, Purchaser or Sequenom, each Share underlying each RSA will be treated as an outstanding Share for purposes of the Merger Agreement, including for purposes of tendering pursuant to the Offer.

The table below sets forth, for each of our executive officers and directors holding Stock Options with exercise prices below the Offer Price (“In-the-Money Options”) and/or RSUs as of July 31, 2016, (i) the aggregate number of Shares subject to such In-the-Money Options and RSUs; and (ii) the value of cash amounts payable in respect of such In-the-Money Options and RSUs on a pre-tax basis at the Effective Time, calculated by (a) in the case of Stock Options, multiplying the excess of the Merger Consideration over the respective per share exercise prices of the applicable Stock Options by the number of Shares subject to such Stock Options, and (b) in the case of RSUs, multiplying the Merger Consideration by the number of Shares issuable in settlement of such RSUs.

Since June 10, 2016 (the period commencing 60 days prior to the filing of this Schedule 14D-9), (i) none of our executive officers or directors have exercised their Stock Options, (ii) except for 42,376 Shares underlying RSAs and 7,625 shares of RSUs that have vested pursuant to their original vesting terms, no Shares underlying RSUs or RSAs held by such executive officers or directors have vested and (iii) none of our executive officers or directors have sold Shares received upon exercise of Stock Options or vesting of RSUs or RSAs. Our executive officers and directors may exercise their Stock Options prior to the Effective Time to the extent such Stock Options are vested in accordance with their terms, including any Stock Options that accelerate vesting effective immediately prior to the Effective Time to the extent Sequenom establishes procedures that will permit contingent exercises of such options, and RSAs held by our executive officers and directors may vest prior to the Effective Time pursuant to their original vesting terms.

	Vested In-the-Money Options			Unvested In-the-Money Options				Restricted Stock Units
Name	Number of Shares Underlying Vested In- the-Money Options	Weighted Average Exercise Price Per Share	Cash Spread Value of Vested In-the-Money Options	Number of Shares Underlying Unvested In-the- Money Options	Weighted- Average Exercise Price Per Share	Cash Spread Value of Unvested In-the-Money Options	Total Option Cash Spread Value	Number of Shares Underlying Restricted Stock Units	Total Cash Value of Restricted Stock Units
Dirk van den Boom	200,295	$1.61	$157,525	858,872	$1.37	$881,784	$1,039,309	854,505	$2,050,812
Carolyn D. Beaver	47,625	$1.90	$23,786	195,375	$1.64	$148,564	$172,350	226,713	$544,111
Daniel S. Grosu	28,750	$1.59	$23,288	201,250	$1.59	$163,013	$186,301	233,000	$559,200
Jeffrey D. Linton	21,125	$1.59	$17,111	147,875	$1.59	$119,779	$136,890	214,000	$513,600
Robert Lozuk	34,500	$1.78	$21,485	184,500	$1.63	$142,985	$164,470	241,000	$578,400
Robin Weiner	34,229	$2.11	$10,060	74,771	$1.74	$48,990	$59,050	82,500	$198,000
Kenneth F. Buechler	—	$0.00	$0	20,000	$1.11	$25,800	$25,800	—	$0
Myla Lai-Goldman	—	$0.00	$0	20,000	$1.11	$25,800	$25,800	—	$0
Richard A. Lerner	17,143	$1.60	$13,714	37,143	$1.34	$39,514	$53,228	—	$0
Ronald M. Lindsay	25,714	$1.88	$13,271	35,715	$1.33	$38,372	$51,643	5,362	$12,869
Catherine J. Mackey	4,285	$1.60	$3,428	24,286	$1.20	$29,229	$32,657	—	$0
David Pendarvis	—	$0.00	$0	20,000	$1.11	$25,800	$25,800	—	$0
Charles P. Slacik	24,864	$2.33	$1,740	20,000	$1.11	$25,800	$27,540	—	$0
All of our current directors and executive officers as a group (13 persons)	438,530	$1.75	$285,408	1,839,787	$1.47	$1,715,430	$2,000,838	1,857,080	$4,456,992

The table below sets forth information regarding RSAs held by each of Sequenom’s executive officers and directors as of July 31, 2016, including (i) the aggregate number of Shares subject to such RSAs and (ii) the value of cash amounts payable in respect of such RSAs, calculated by multiplying the Merger Consideration by the number of Shares subject to such RSAs as of the Offer Acceptance Time. All shares underlying RSAs described below are unvested as of July 31, 2016.

Name	Number of Shares of Company Restricted Stock Held	Cash Consideration Payable in Respect of Company Restricted Stock
Executive Officers
Dirk van den Boom, Ph.D.	—	$0
Carolyn D. Beaver	—	$0
Daniel S. Grosu, M.D.	—	$0
Jeffrey D. Linton	—	$0
Robert Lozuk	—	$0
Robin Weiner	—	$0

Directors
Kenneth F. Buechler	22,874	$53,983
Myla Lai-Goldman	15,543	$36,681
Richard A. Lerner	—	$0
Ronald M. Lindsay	—	$0
Catherine J. Mackey	10,557	$24,915
David Pendarvis	17,596	$41,527
Charles P. Slacik	18,182	$42,910

On January 26, 2016, the Compensation Committee of the Board of Directors approved the grant of equity awards to certain executive officers. The Stock Options have an exercise price per share of $1.59 (the closing price of our Common Stock on the January 26, 2016 grant date) and vest in monthly installments over a four year period commencing on February 26, 2016. The options expire ten years from the grant date. The RSUs vest in equal annual installments on February 10 of each year for four years, commencing on February 10, 2017. The aggregate number of shares underlying the options granted to our executive officers was 872,000 shares and the aggregate number of shares underlying the RSUs granted to our executive officers was 705,000 shares.

Treatment of Purchase Rights Under the ESPP

The ESPP permits eligible employees to purchase Shares at a discount through payroll deductions, with six-month offerings beginning on the first business day in February and August each calendar year. Under the terms of the ESPP, our employees can elect to have up to 15% of their annual compensation, up to a maximum of $25,000 per year, withheld to purchase Shares and limited to no more than 10,000 Shares per individual per offering period. The price at which Shares are purchased under the ESPP is equal to 85% of the fair market value of the Shares on the first or last day of the offering period, whichever is lower. Under the terms of our ESPP, a six-month offering period commenced on February 1, 2016 and ended on July 29, 2016 (the “Scheduled Purchase Date”).

Pursuant to the terms of the Merger Agreement, (i) except for the offering period (the “Final Offering”) that ended on July 29, 2016, no offering period or purchase period will be authorized or commence on or after the date of the Merger Agreement and (ii) the ESPP shall terminate in its entirety as of the Offer Acceptance Time.

Employment Arrangements

Each of our executive officers is entitled to certain severance and change of control benefits pursuant to his or her employment agreement and/or our Change in Control Plan, the terms of which are described below. The Transactions will constitute a change of control under these agreements.

Dr. van den Boom

We entered into an employment agreement with Dr. van den Boom in January 2014 setting forth the terms of his employment as our President and Chief Executive Officer, including his initial annual base salary, target annual bonus, standard health and welfare benefit plan participation and a recommendation for an equity award. Dr. van den Boom’s employment agreement provides for severance benefits under certain circumstances under the Change in Control Plan, the terms of which are described below.

Ms. Beaver

We entered into an offer letter agreement with Ms. Beaver in May 2012 setting forth the terms of her employment as our Vice President and Chief Accounting Officer, including her initial annual base salary, initial target annual bonus, standard health and welfare benefit plan participation and a recommendation for an equity award. Ms. Beaver’s offer letter agreement provides for severance benefits under certain circumstances under the Change in Control Plan, the terms of which are described below. On March 4, 2014, in connection with the promotion of Ms. Beaver to the position of Chief Financial Officer, the Compensation Committee of the Board of Directors assigned Ms. Beaver to Tier II of the Change in Control Plan. On January 26, 2016, the Compensation Committee of the Board of Directors established Ms. Beaver’s target annual bonus at 45% of base pay.

Dr. Grosu

We entered into an offer letter agreement with Dr. Grosu in February 2015 setting forth the terms of his employment as our Senior Vice President and Chief Medical Officer, including his initial annual base salary, initial target annual bonus, standard health and welfare benefit plan participation and a recommendation for an equity award. Dr. Grosu’s offer letter agreement provides for severance benefits under certain circumstances under the Change in Control Plan, the terms of which are described below. On January 26, 2016, the Compensation Committee of the Board of Directors established Dr. Grosu’s target annual bonus at 45% of base pay.

Mr. Linton

We entered into an offer letter agreement with Mr. Linton in July 2014 setting forth the terms of his employment as our Senior Vice President, General Counsel and Secretary, including his initial annual base salary, initial target annual bonus, standard health and welfare benefit plan participation and a recommendation for an equity award. Mr. Linton’s offer letter agreement provides for severance benefits under certain circumstances under the Change in Control Plan, the terms of which are described below. On January 26, 2016, the Compensation Committee of the Board of Directors established Mr. Linton’s target annual bonus at 45% of base pay.

Mr. Lozuk

We entered into an offer letter agreement with Mr. Lozuk in October 2012 setting forth the terms of his employment as our Vice President, Diagnostic Commercial Operations, including his initial annual base salary, initial target annual bonus, standard health and welfare benefit plan participation and a recommendation for an equity award. Mr. Lozuk’s offer letter agreement provides for severance benefits under certain circumstances under the Change in Control Plan, the terms of which are described below. On June 17, 2015, in connection with the promotion of Mr. Lozuk to the position of Senior Vice President, Commercial Operations, the Compensation Committee of the Board of Directors assigned Mr. Lozuk to Tier II of the Change in Control Plan. On January 26, 2016, the Compensation Committee of the Board of Directors established Mr. Lozuk’s target annual bonus at 50% of base pay.

Ms. Weiner

We entered into an offer letter agreement with Ms. Weiner in August 2010 setting forth the terms of her employment as our Senior Vice President, Regulatory and Quality, including her initial annual base salary, initial target annual bonus, standard health and welfare benefit plan participation and a recommendation for an equity award. Ms. Weiner’s offer letter agreement provides for severance benefits under certain circumstances under the Change in Control Plan, the terms of which are described below. On January 26, 2016, the Compensation Committee of the Board of Directors established Ms. Weiner’s target annual bonus at 35% of base pay.

Change in Control Severance Benefit Plan

In 2007, our Compensation Committee approved the Change in Control Plan, which provides three tiers of severance payments and benefits for designated senior executives in the event that their employment is terminated under certain circumstances in connection with a change in control of Sequenom. Each of Dr. van den Boom, Ms. Beaver, Dr. Grosu, Mr. Linton, Mr. Lozuk and Ms. Weiner is a participant in the Change in Control Plan. The Change in Control Plan provides that following a covered termination of employment (defined in the Change in Control Plan as a termination of employment by Sequenom without cause or a voluntary resignation of employment for good reason, either of which occurring within the one-month period preceding the date of a change in control or the 11-month period following a change in control), participants continue to receive, for a specified period based on each participant’s assigned category of benefit or tier, salary continuation benefits, bonus payments, vesting acceleration of outstanding equity awards and health insurance and other benefits. Each participant is assigned by the Compensation Committee to one of three tiers. None of our executive officers are eligible to receive additional payments or benefits under their employment agreements or offer letters, as applicable.

Dr. van den Boom is assigned to Tier I. Participants who have been assigned to Tier I are eligible to receive salary continuation payments in an amount equal to the participant’s base salary payable for 24 months following termination of employment, subject to a reduction during the last six months of such period for any salary the participant receives from other full-time employment during the 24 months following termination of employment. Tier I participants are also eligible to receive a single lump-sum payment equal to 1.5 times their target bonus amount, and all unvested equity awards held by them will vest immediately upon termination of employment. Sequenom will also pay premiums for continuation of health plan coverage for 18 months following termination of employment.

Ms. Beaver, Dr. Grosu, Mr. Linton, Mr. Lozuk and Ms. Weiner are assigned to Tier II. Participants who have been assigned to Tier II are eligible to receive salary continuation payments in an amount equal to the participant’s base salary payable for 12 months following termination of employment. Tier II participants are eligible to receive a single lump-sum payment equal to such participant’s target bonus amount and all of the participant’s equity awards that use time-based vesting will immediately vest as to all remaining vesting installments upon termination of employment. Sequenom will also pay premiums for continuation of health plan coverage for 12 months following termination of employment.

For purposes of the Change in Control Plan:

•	“cause” means, with respect to a participant, the occurrence of one or more of the following: (1) such participant’s conviction of, or plea of guilty or no contest with respect to, (i) any crime involving fraud, dishonesty or moral turpitude, or (ii) any felony under the laws of the United States or any state thereof; (2) such participant’s commission of, or attempted commission of, or participation in, a fraud or act or dishonesty against Sequenom that results in (or might reasonably result in) material harm to Sequenom; (3) such participant’s intentional and material violation of any statutory duty owed to Sequenom; (4) such participant’s unauthorized use or disclosure of Sequenom’s material confidential information, material trade secrets or material proprietary information; (5) such participant’s intentional and material violation of a written policy or rule of Sequenom or intentional violation of a fiduciary duty to Sequenom; or (6) any other definition of “cause” (or a similar term) set forth in such participant’s written agreement governing his or her employment by Sequenom or the termination of such employment that, if met, would allow Sequenom to terminate such participant’s employment without the obligation to provide participant with specified severance benefits or payments;

•	“change in control” means the occurrence of any of the following events prior to the termination of the Change in Control Plan: (1) the consummation of a of a merger or consolidation of Sequenom with or into another entity or any other corporate reorganization, if more than 50% of the combined voting power of the continuing or surviving entity’s securities outstanding immediately after such merger, consolidation or other reorganization is not owned by persons who were stockholders of Sequenom immediately prior to such merger, consolidation or other reorganization, in substantially the same relative proportions as their ownership of the combined voting power of Sequenom immediately prior to such merger, consolidation or other reorganization; (2) the consummation of a sale, lease, exclusive license or other disposition of all or substantially all of the assets of Sequenom, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of Sequenom to an entity, more than 50% of the combined voting power of the voting securities of which are owned by stockholders of Sequenom in substantially the same proportions as their ownership of the outstanding voting securities of Sequenom immediately prior to such sale, lease, license or other disposition; (3) when a majority of the incumbent directors on the Sequenom Board are replaced by new directors within any 18-month period; provided, however, that each director (i) whose election has been approved by a vote of at least a majority of the directors who were either incumbent directors at the beginning of the period or elected or nominated in accordance with clause (i) or (ii) of this section during such period or (ii) whose nomination for election by Sequenom’s stockholders has been approved by a committee of the Sequenom Board, a majority of whose members are directors who were either incumbent directors at the beginning of the period or elected or nominated in accordance with clause (i) or (ii) of this section during such period shall be deemed to be an “incumbent director” and not a “new director” for purposes of this section; or (4) any “person” that (as such term is used in sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) by the acquisition or aggregation of securities is or becomes the beneficial owner, directly or indirectly, of securities of Sequenom representing 50% or more of the combined voting power of Sequenom’s then outstanding securities ordinarily (and apart from rights accruing under special circumstances) having the right to vote at elections of directors (the “Base Capital Stock”); except that any change in the relative beneficial ownership of Sequenom’s securities by any person resulting solely from a reduction in the aggregate number of outstanding shares of Base Capital Stock, and any decrease thereafter in such person’s ownership of securities, shall be disregarded until such person increases in any manner, directly or indirectly, such person’s beneficial ownership of any securities of Sequenom; and

•

“good reason” means, with respect to a participant, the occurrence of one or more of the following events, if applicable, without such participant’s express written consent: (1) a material reduction in such participant’s authority, duty or responsibilities (and not simply a change in title or reporting relationships); (2) a material reduction by Sequenom in such participant’s base salary; (3) a material adverse change by Sequenom to the participant’s target bonus or to the criteria, milestones or objectives related to such participant’s target bonus that is reasonably likely to result in the participant earning materially less than his or her target bonus during the subsequent applicable period; or (4) a material relocation of the participant’s principal place of work to a location that would increase the participant’s one-way commute from his or her personal resident to the new principal place of work by more than 20 miles.

Summary of Severance Benefits

Please see the “Golden Parachute Payments” table below for a presentation of the benefits that would be due under the plan to each of our named executive officers. With respect to Robert Lozuk, the benefits are as follows:

Name	Cash ($) (1)	Equity ($)(2)	Perquisites/Benefits (3)	Total ($)
Robert Lozuk	$486,675	$721,385	$21,401	$1,229,461

(1)	The amount listed in this column represents the pre-tax value of the severance payments (12 months of salary continuation and a target bonus payment) which would be paid pursuant to a qualifying termination of employment under the Change in Control Plan, as described in more detail above under “Change in Control Severance Benefit Plan.”
(2)	The amount listed in this column represents the aggregate pre-tax amount payable pursuant to the Merger Agreement, as a result of the Transactions, on a “single-trigger” basis, to each named executive officer in respect of unvested Stock Options, Restricted Stock Units and Restricted Stock Awards held as of July 31, 2016, the latest practicable date before the filing of this Schedule 14D-9, as set forth in more detail in the table above under “Treatment of Stock Options, Restricted Stock Units and Restricted Stock Awards”. Such unvested awards are valued based on the Merger Consideration payable in respect of Shares subject to Stock Options and RSUs on a pre-tax basis at the Effective Time. With respect to unvested Stock Options, this amount represents (i) the value of cash amounts payable in respect of such Stock Options, calculated on a pre-tax basis and as of the Effective Time by multiplying (a) the excess of the Merger Consideration over the respective per share exercise prices of the Stock Options by (b) the number of unvested Shares subject to such Stock Options. With respect to the unvested RSUs, this amount represents the value of cash amounts payable in respect of such RSUs, calculated on a pre-tax basis and as of the Effective Time by multiplying the Merger Consideration by the number of unvested Shares subject to such RSUs as of July 31, 2016.
(3)	The amount listed in this column represents the pre-tax value reimbursement of health care premiums which would be due to Mr. Lozuk pursuant to a qualifying termination of employment under the Change in Control Plan, as described in more detail above under “Change in Control Severance Benefit Plan.”

Golden Parachute Compensation

Golden Parachute Compensation Table

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes that (1) the Effective Time will occur on September 7, 2016; (2) the employment of each named executive officer will be terminated on such date in a manner entitling the named executive officer to receive severance payments and benefits under the terms of the Change in Control Plan; (3) the named executive officer’s base salary rate and target bonus remain unchanged from that in effect as of July 31, 2016; (4) no named executive officer receives any additional equity grants or exercises any Stock Options on or prior to the Effective Time; and (5) no named executive officer enters into new agreements or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Sequenom and its Executive Officers, Directors and Affiliates” above. The amounts shown in the table do not include the value of each named executive officer’s purchase rights under the ESPP; the payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms, on or prior to the Effective Time; or the value of payments or benefits that are not based on or otherwise related to the Transactions. In the footnotes to the table below, we refer to payments that are conditioned on the occurrence of both the Transactions as well as the named executive officer’s termination of employment as being payable on a “double-trigger” basis and we refer to payments that are conditioned only upon the occurrence of the Transactions as being payable on a “single-trigger” basis.

Name (1)	Cash ($) (2)	Equity ($)(3)	Perquisites/Benefits (4)	Total ($)
Dirk van den Boom	$1,377,500	$2,932,596	$32,101	$4,342,197
Carolyn D. Beaver	$517,650	$692,675	$19,710	$1,230,035
Daniel S. Grosu	$580,000	$722,213	$14,332	$1,316,545
Jeffrey D. Linton	$547,230	$633,379	$21,401	$1,202,010
Robin Weiner	$412,514	$246,990	$7,107	$666,611

(1)	Under relevant SEC rules, we are required to provide information in this table with respect to our “named executive officers,” who are generally the individuals whose compensation was required to be reported in the summary compensation table of our most recent proxy statement. While disclosure was required with respect to William J. Welch, our former Chief Executive Officer, in that proxy statement, he resigned from employment with Sequenom on September 18, 2015, and will not receive any compensation that is based on or otherwise relates to the Transactions.
(2)	The amount listed in this column represents the pre-tax value of the severance payments (salary continuation and a bonus payment) which would be paid pursuant to a qualifying termination of employment under the Change in Control Plan, as described in more detail above under “Change in Control Severance Benefit Plan.” These benefits are “double trigger benefits” in that they require both the occurrence of the Transactions and a termination of employment in order to be payable. In the case of Dr. van den Boom, this represents 24 months of salary continuation and a payment equal to 1.5 multiplied by his target bonus. In the case of the other named executive officers, this represents 12 months of salary continuation and a payment equal to the named executive officer’s target bonus.
(3)	The amount listed in this column represents the aggregate pre-tax amount payable pursuant to the Merger Agreement, as a result of the Transactions, on a “single-trigger” basis, to each named executive officer in respect of unvested Stock Options, RSUs and RSAs held as of July 31, 2016, the latest practicable date before the filing of this Schedule 14D-9, as set forth in more detail in the tables above under “Outstanding Stock Options, RSUs and RSAs Held by Directors and Executive Officers”. Such unvested awards are valued based on the Merger Consideration payable in respect of Shares subject to Stock Options, RSUs and RSAs on a pre-tax basis at the Effective Time. With respect to unvested Stock Options, this amount represents the value of cash amounts payable in respect of such Stock Options, calculated on a pre-tax basis and as of the Effective Time by multiplying (a) the excess of the Merger Consideration over the respective per share exercise prices of the Stock Options by (b) the number of unvested Shares subject to such Stock Options. With respect to the unvested RSUs and RSAs, this amount represents the value of cash amounts payable in respect of such RSUs and RSAs, calculated on a pre-tax basis and as of the Effective Time by multiplying the Merger Consideration by the number of unvested Shares subject to such RSUs and RSAs as of July 31, 2016.
(4)	The amount listed in this column represents the pre-tax value of the reimbursement of health care premiums which would be due to the named executive officer pursuant to a qualifying termination of employment under the Change in Control Plan, as described in more detail above under “Change in Control Severance Benefit Plan.” These benefits are “double trigger benefits” in that they require both the occurrence of the Transactions and a termination of employment in order to be payable.

Potential for Future Arrangements

To our knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated by reference herein) between Sequenom and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Sequenom, on the one hand, and Parent, Purchaser, any of their affiliates or Sequenom, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Sequenom entering into any such agreement, arrangement or understanding.

Although such arrangements have not, to our knowledge, been discussed as of the date of this Schedule 14D-9, it is possible that additional members of our current management team will enter into new employment or consulting arrangements with the Surviving Corporation. Such arrangements may include the right to purchase or participate in the equity of Purchaser or its affiliates. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

Director Compensation

Non-employee members of the Sequenom Board receive cash and equity compensation under the terms of our Non-Employee Director Compensation Policy, which is applicable to all of our non-employee directors. This compensation policy provides that each director who is not an employee or officer will receive the following compensation for service on the Sequenom Board:

•	a $40,000 annual retainer for service as a Sequenom Board member;

•	a $20,000 supplemental annual retainer for service as Chairman of the Sequenom Board;

•	a $20,000 supplemental annual retainer for service as Chairman of the Audit Committee;

•	a $6,000 supplemental annual retainer for non-chair service as a member of the Audit Committee;

•	a $14,000 supplemental annual retainer for service as Chairman of the Compensation Committee;

•	a $4,000 supplemental annual retainer for non-chair service as a member of the Compensation Committee;

•	a $9,000 supplemental annual retainer for service as Chairman of the Nominating and Corporate Governance Committee;

•	a $2,000 supplemental annual retainer for non-chair service as a member of the Nominating and Corporate Governance Committee;

•	a $14,000 supplemental annual retainer for service as Chairman of the Science Committee;

•	a $4,000 supplemental annual retainer for non-chair service as a member of the Science Committee;

•	a nonqualified stock option to purchase 20,000 Shares on the date of his/her election or appointment to the board; and

•	an annual nonqualified stock option to purchase 20,000 Shares at the annual stockholders’ meeting.

Pursuant to the Non-Employee Director Compensation Policy, at the election of each non-employee director of the Sequenom Board made prior to the commencement of a fiscal year, all or a specific percentage of the annual retainer for such year may be payable in either cash or in the form of a nonqualified stock option to purchase Shares or RSAs pursuant to the 2006 Plan, or any successor plan. The grant date of each such nonstatutory stock option or RSA will be the first trading day of the fiscal year for which such election is made and each award will vest in four equal quarterly installments on the last day of each quarter of the fiscal year for which such election is made, subject to such director’s continued service as a member of the Sequenom Board through the applicable vesting dates. The number of shares of Common Stock subject to a nonstatutory stock option shall be equal to a Black-Scholes value of such nonstatutory stock option divided into the amount of the annual retainer for which an election to receive a nonstatutory stock option is made, and the exercise price per share shall be equal to the fair market value of a Share on the grant date. The number of RSAs granted will be determined using the average daily closing sales price per share as reporting on the Nasdaq Global Market for the month of November that precedes the fiscal year for which the election is made, divided into the portion of the annual retainer for which an election to receive the RSA is made.

Each of the option grants described above will be subject to full vesting acceleration effective as of immediately prior to, and contingent upon, the Effective Time. Each of the RSAs described above will be subject to full vesting acceleration effective as of immediately prior to, and contingent upon, the Offer Acceptance Time.

Indemnification of Directors and Officers; Insurance

The Merger Agreement provides that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior the Effective Time and rights to advancement of expenses relating thereto existing in favor of any person who is, or prior to the Effective Time becomes, or has been at any time prior to the date of the Merger Agreement, a director, officer, employee or agent of Sequenom, any of its subsidiaries or any of their respective predecessors (the “Indemnified Persons”), as provided in Sequenom’s organizational documents and as provided in any indemnification agreements between Sequenom and the Indemnified Persons in effect as of the date of the Merger Agreement, shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any Indemnified Person.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, the Surviving Corporation shall maintain in effect the existing policy of directors’ and officers’ liability insurance maintained by Sequenom as of the date of the Merger Agreement, or an alternative policy or policies of at least the same coverage containing terms and conditions no less favorable than the existing policy, for the benefit of the Indemnified Persons who are currently covered by such existing policy with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of Sequenom (as applicable). Alternatively, at or prior to the Effective Time, Parent or Sequenom may purchase a six-year “tail” policy for the existing policy effective as of the Effective Time, which shall be deemed to satisfy all obligations to obtain and/or maintain such insurance.

Sequenom has entered into indemnification agreements (collectively, the “Indemnification Agreements”) with each of our directors and executive officers. The Indemnification Agreements relate to indemnification and expense reimbursement for any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (including an action by or in the right of Sequenom) to which the director or officer is, was or at any time becomes a party, or is threatened to be made a party, by reason of the fact that the director or officer is, was or at any time becomes a director, officer, employee or agent of Sequenom, or is or was serving or at any time serves at the request of Sequenom as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Among other things, the Indemnification Agreements require Sequenom to indemnify the directors and officers party to such agreements against any and all legal expenses (including attorneys’ fees), witness fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with a Proceeding.

The foregoing description of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by the full text of the Form of Indemnification Agreement, which is included as Exhibit 99.5 to the Form 8-K filed on June 6, 2006 and incorporated herein by reference.

(b) Arrangements with Purchaser and Parent and their Affiliates.

Merger Agreement

On July 26, 2016, Sequenom, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 12 — “Purpose of the Offer; Plans for Sequenom” and Section 13 — “The Merger Agreement; Other Agreements” of the Offer to Purchase and the description of the conditions of the Offer contained in Section 14 — “Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to the Schedule 14D-9 to provide stockholders with information regarding its terms. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Purchaser with the SEC on August 9, 2016 are incorporated herein by reference. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by Sequenom to Parent in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of Sequenom at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about Sequenom in Sequenom’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Sequenom’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, Sequenom, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, and this solicitation/recommendation statement on Schedule 14D-9, as well as in Sequenom’s other public filings.

Confidentiality Agreement

On October 23, 2015, Parent and Sequenom entered into a Confidentiality Agreement (as it may be amended from time to time, the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Parent and Sequenom agreed that, subject to certain exceptions, neither of the parties nor their representatives would disclose any of the other party’s Confidential Information (as defined in the Confidentiality Agreement) or make use of any of the other party’s Confidential Information except for the purpose of considering, evaluating and negotiating a potential strategic transaction between the parties. The Confidentiality Agreement includes a standstill provision for the benefit of Sequenom that expires in April 2017, but terminates if (i) a third party unaffiliated with Parent commences or announces an intent to commence a tender offer or exchange offer for at least 50% of Sequenom’s capital stock (provided that such standstill provision will automatically become applicable again if the third party announces its intent not to proceed with the proposed or commenced tender offer or exchange offer), or (ii) a third party enters into an agreement with Sequenom to effect a transaction involving a sale of 50% or more of the capital stock or all or substantially all of the assets of Sequenom. The Confidentiality Agreement permits private confidential approaches to the Sequenom management during the standstill period.

This summary and description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(i)	Solicitation or Recommendation

Pursuant to resolutions approved on July 26, 2016, after due and careful discussion and consideration, including a thorough review of the Offer with its outside legal and financial advisors, our Board of Directors unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair and advisable to, and in the best interest of, Sequenom and its stockholders, (ii) agreed that the Merger shall be effected under Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by Sequenom of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) recommended that Sequenom’s stockholders tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for other reasons described in more detail below, our Board of Directors unanimously recommends that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

(ii)	Background of Offer and Merger

The Sequenom Board and its senior management regularly review and evaluate Sequenom’s performance, prospects and long-term strategic plans, including potential product development and other strategic opportunities in order to enhance value for Sequenom’s stockholders. In particular, during the past twelve months, the Sequenom Board has been focused on Sequenom’s need to refinance $130 million aggregate principal amount of convertible debt, $45 million of which is due in 2017 and $85 million of which is due in 2018, and to optimize its organizational structure and processes to improve its efficiency and reduce its per test costs in order to continue to expand sales of molecular diagnostic testing services for women’s healthcare.

On July 12, 2015, Bill Welch, then the chief executive officer of Sequenom, contacted representatives of J.P. Morgan Securities LLC (“J.P. Morgan”) and requested that the bank prepare a financial and strategic market update and a preliminary evaluation of Sequenom’s financial and market situation and potential strategic and financing alternatives for a Sequenom Board meeting to be held on July 28, 2015.

On July 28, 2015, the Sequenom Board held a meeting with representatives of Sequenom’s senior management and J.P. Morgan participating in the meeting. At the meeting, a representative of J.P. Morgan presented a market update and discussed opportunities for strategic acquisitions by Sequenom in the oncology market and opportunities for strategic partnering with third parties. At that meeting, the Sequenom Board instructed Sequenom’s senior management to work with J.P. Morgan to evaluate the opportunities discussed and to develop a plan for potential investment and/or collaboration opportunities with strategic partners.

On August 18, 2015, the Sequenom Board held a telephonic meeting, with representatives of Sequenom’s senior management and Cooley LLP (“Cooley”), Sequenom’s outside counsel, at which it reviewed the proposed engagement of J.P. Morgan to act as its financial advisor in connection with potential investment and/or collaboration activities with a strategic partner. J.P. Morgan also joined the meeting and discussed with the Sequenom Board various structures for strategic alternatives, including potential investment and/or collaboration activities with a strategic partner and divesting assets related to Sequenom’s women’s health testing services business. The Sequenom Board discussed the proposed scope of activities and authorized the engagement of J.P. Morgan. At the meeting, the Sequenom Board discussed whether to consider other financial advisors and determined to proceed with the engagement of J.P. Morgan based upon J.P. Morgan’s knowledge of the life sciences industry, experience and reputation and familiarity with Sequenom, including familiarity with Sequenom’s outstanding convertible debt and Sequenom’s financial position.

At the end of August 2015, Sequenom’s senior management, with the help of representatives of J.P. Morgan, and pursuant to the authorization of the Sequenom Board granted at its August 18, 2015 meeting, began to explore strategic alternatives, including potential financing transactions for refinancing Sequenom’s existing convertible debt, potential investment and/or partnering activities with a strategic partner or the potential sale of assets related to Sequenom’s women’s health testing services business.

Between August 23, 2015 and September 24, 2015, representatives of J.P. Morgan reached out to approximately 25 parties to gauge interest in potential partnerships or strategic transactions, including Parent, Company A, Company B, and Company C and circulated a form confidentiality agreement to Parent, Company A, Company B, Company C and four other parties. No potential financial buyers were contacted because it had been concluded that the profile of Sequenom was inconsistent with targets pursued by financial buyers.

From September 2015 to November 2015, Sequenom senior management held a total of eleven meetings with interested parties, including Company A, Company B, Company C, and Parent. During this period, each of Company A and Company B attended two meetings with Sequenom senior management, and each of Company C and Parent attended one meeting.

On September 2, 2015, Sequenom entered into a confidentiality agreement with Company A. The confidentiality agreement included a standstill provision (without a “fall-away” provision (as defined below)) but permitted Company A to privately and confidentially approach Sequenom management during the standstill period.

On September 8, 2015, Sequenom entered into a confidentiality agreement with Company B. The confidentiality agreement included a standstill provision (without a “fall-away” provision) but permitted Company B to privately and confidentially approach Sequenom management during the standstill period.

On September 18, 2015, Bill Welch resigned as CEO and as a director of the Sequenom Board and Dirk van den Boom was subsequently elected as interim CEO. Dr. van den Boom and the Sequenom Board subsequently maintained its focus on evaluating potential financing options for refinancing Sequenom’s existing convertible debt, while J.P. Morgan continued to examine potential strategic partnering or investment transactions, including spinning off the Company’s oncology business and divesting assets related to Sequenom’s women’s health testing services business.

On September 20, 2015, Company C entered into a confidentiality agreement with Sequenom. The confidentiality agreement included a standstill provision (without a “fall-away” provision) but permitted Company C to privately and confidentially approach Sequenom management during the standstill period.

On September 24, 2015, a representative of J.P. Morgan contacted Parent’s Senior Vice President of Corporate Development to provide a draft confidentiality agreement to permit discussion of a potential transaction involving Sequenom.

On October 18, 2015, Company C submitted a nonbinding term sheet contemplating a $100 million equity investment in preferred stock and a $130 million investment to refinance Sequenom’s convertible debt and a business collaboration. The terms of the preferred stock and refinancing of debt were not specified.

On October 18, 2015, representatives of J.P. Morgan reached out to the CEO of Company C to get clarification on the terms being proposed so that Sequenom could assess the potential for a feasible transaction on acceptable terms.

On October 23, 2015, Sequenom entered into a confidentiality agreement with Parent. The confidentiality agreement included a standstill provision for the benefit of Sequenom that expires in April 2017, but terminates if (i) a third party unaffiliated with Parent commences or announces an intent to commence a tender offer or exchange offer for at least 50% of Sequenom’s capital stock (provided that such standstill provision will automatically become applicable again if the third party announces its intent not to proceed with the proposed or commenced tender offer or exchange offer), or (ii) a third party enters into an agreement with Sequenom to effect a transaction involving a sale of 50% or more of the capital stock or all or substantially all of the assets of Sequenom (a “fall-away” provision). The confidentiality agreement permits Parent to privately and confidentially approach Sequenom management during the standstill period.

At the regularly scheduled meeting of the Sequenom Board on October 27 and 28, 2015, at which representatives of Sequenom’s senior management and J.P. Morgan were present, a representative of J.P. Morgan provided an update regarding discussions with potential strategic partners, including Company A, Company B, Company C, and Parent, among several others. The Sequenom Board directed Sequenom’s senior management to work with representatives of J.P. Morgan to continue to guide participants in these discussions towards investment in, or strategic collaboration with, Sequenom because the Sequenom Board believed that greater stockholder value could be created by eliminating the financial overhang of its $130 million in convertible debt maturing in 2017 and 2018 and focusing on its operations as a stand-alone business.

On October 29, 2015, representatives of Parent, including its Senior Vice President and Chief Scientific Officer, Senior Vice President and Chief Supply Chain Officer, Senior Vice President and General Manager, Integrated Genetics and members of Parent’s finance and corporate development teams, met with members of Sequenom’s management in San Diego to discuss Sequenom’s business and prospects.

On November 3, 2015, J.P. Morgan sent each of Company A, Company B, Company C, Parent and four other strategic parties a letter that provided guidelines for submitting a non-binding indication of interest for a potential strategic financing, partnering opportunity or acquisition of a specified business of Sequenom and asked that each party submit a proposal no later than December 2, 2015.

On December 2, 2015, Parent submitted to Sequenom, through J.P. Morgan, a non-binding indication of interest in an acquisition of Sequenom for an all-cash purchase price of between $1.90 and $2.06 per share of Common Stock, subject to Parent’s satisfactory completion of due diligence and validation of certain assumptions and estimates supporting the proposed purchase price.

The offer included no exclusivity period but indicated that, if Sequenom signed a letter of intent, Parent would request an exclusivity period of ninety days to reach a mutually agreeable definitive agreement. The indication of interest also included an expiration date of December 18, 2015.

On December 2, 2015, Company A and Company C also submitted first round proposals. Company A proposed to purchase 19.9% of the Common Stock at a price per share to be determined at a later date. Company C proposed two options: an outright acquisition for $2.51 per share of the Common Stock or a minority purchase of between $1.52-$1.61 per share of the Common Stock, up to $230 million, combined with a proposed business collaboration.

On December 4, 2015, Company B submitted a first round proposal of a $50 - $100 million equity investment or the purchase of Sequenom’s clinical laboratory services operations and possibly other laboratory operations for an unspecified price and indicated it would consider other transaction alternatives proposed by Sequenom.

At the regularly scheduled meeting of the Sequenom Board held on December 8 and 9, 2015, at which representatives of Sequenom’s senior management, J.P. Morgan and Cooley were present, the Sequenom Board reviewed the first round proposals. A representative from J.P. Morgan updated the Sequenom Board on the proposals and feedback from parties who declined to bid. The Sequenom Board instructed J.P. Morgan to continue to pursue potential investment and collaboration proposals with the parties who had expressed interest but not to pursue any proposals for a sale of the Company because the Sequenom Board was focused on remaining an independent company so that it could execute its operating plan.

On December 16, 2015, a representative of J.P. Morgan advised Barclays, Parent’s financial advisor, that Sequenom preferred to remain independent at that time and was exploring other strategic alternatives. Parent, through Barclays, stated that its only interest was in an acquisition of the Company and that it would not modify its proposal to consider a potential investment or collaboration.

Subsequent to the December meeting of the Sequenom Board, representatives of J.P. Morgan also provided guidance from the Sequenom Board to each of Company A and Company C. Representatives of J.P. Morgan informed Company A that its proposal to acquire 19.9% of the Common Stock at a price per share to be determined would not provide Sequenom with sufficient capital to address its convertible notes. Representatives of J.P. Morgan also informed Company C’s financial advisor that Company C should focus on the investment and collaboration alternative rather than an acquisition of Sequenom, but that the investment and collaboration proposal offered required further refinement in order for it to work for both parties.

On December 21, 2015, Dr. van den Boom sent the Sequenom Board an update on the financing process, and noting Sequenom’s senior management’s plan to continue discussions with the four groups that had provided an initial proposal, which included Parent, Company A, Company B and Company C. The discussions would include only potential investment and collaboration proposals but not any proposals for a sale of the Company. Dr. van den Boom indicated that he did not anticipate that Parent would submit a modified proposal.

On December 23, 2015, Company C’s financial advisor submitted a revised proposal for a $50 million unsecured convertible bond financing that would result in an approximately 19.5% equity interest in Sequenom upon conversion.

On January 6, 2016, Sequenom received a revised proposal from Company B indicating it would be interested in evaluating the acquisition of Sequenom for an offer price of between $1.50 to $3.00 per Share, while noting that substantial work would be required to refine this valuation.

On January 6, 2016, the Sequenom Board held a telephonic meeting, at which representatives of Sequenom’s senior management and Cooley were present, to discuss the status of the financing process and the status of discussions with each of Parent, Company A, Company B and Company C and the impact of Sequenom’s outstanding convertible debt. In addition, based partially upon Sequenom’s senior management’s views that the discussions of potential investment and collaboration proposals were not progressing as quickly as desired, at the meeting, senior management also provided the Sequenom Board with an overview of Sequenom’s proposed restructuring plan, including the planned sale of its North Carolina operations, an approximately 20% reduction in workforce, a focus of its R&D programs on cost improvement opportunities, the expansion of its presence in obstetrics and gynecology sales channel to better serve average risk and high risk pregnancies and a decision to seek a strategic partner for the commercialization of its oncology liquid biopsy assays. The Sequenom Board approved the implementation of the restructuring plan in order to sharpen Sequenom’s focus on its core women’s health business, reduce operating costs and optimize its organizational structure and processes and enhance stockholder value.

On January 7, 2016, Sequenom publicly announced plans to sharpen its focus on its core women’s health business, reduce its operating costs and optimize its organizational structure and processes. Among the initiatives were plans to divest its North Carolina operations and partner non-core assets, including seeking strategic partners for the commercialization of its oncology liquid biopsy assay with a concomitant reduction in research and development spending in this area. Although these plans garnered market interest immediately after its public announcement, none of the parties who initially expressed interest in partnering with Sequenom moved forward following confidential due diligence. That same day, a representative of Barclays reached out to a representative of J.P. Morgan to express Parent’s potential interest in the sale of Sequenom’s North Carolina facility as well as Parent’s continued potential interest in an acquisition of Sequenom.

At the regularly scheduled meeting of the Sequenom Board on January 26 and 27, 2016, at which representatives of Sequenom’s senior management and Cooley were present, Sequenom’s management provided an update regarding the initiatives that Sequenom was taking to reduce costs (including closing its facility in North Carolina) and optimize operations, as well as the ongoing exploration of potential strategic alternatives. The Sequenom Board was informed that Company B had hired four Sequenom employees and, consequently, Sequenom had sent a cease-and-desist letter to Company B.

On January 20, 2016, Sequenom’s senior management held a meeting with Company C to further discuss Company C’s proposal.

On January 27, 2016, Company A withdrew from the process, indicating that it did so because it was unwilling to modify its original proposal to acquire 19.9% of the Common Stock at a discount which representative of J.P. Morgan had informed Company A would not provide Sequenom with sufficient capital to address its convertible notes.

On January 28, 2016, Sequenom’s senior management held a meeting with Company B to further discuss Company B’s proposal and guide Company B towards a transaction structure that did not involve the acquisition of all of the outstanding equity interests of Sequenom.

On February 2, 2016, the Sequenom Board held a telephonic meeting, at which representatives of Sequenom’s senior management, J.P. Morgan and Cooley were present. The senior management of Sequenom and representatives from J.P. Morgan and Cooley updated the Sequenom Board on the potential financing proposal from Company C and Sequenom’s counter-proposal to Company C. At the meeting, Sequenom’s senior management also discussed options for debt source financing and the challenges associated with such a financing. The Sequenom Board suggested amendments to the financing proposal term sheet included in Sequenom’s counter-proposal to Company C and authorized senior management to submit the financing proposal term sheet to Company C with the amendments discussed at the meeting.

On February 2, 2016, Sequenom submitted the counter proposal to Company C to enter into a business collaboration with Sequenom in which Company C would provide financing to Sequenom in the form of an $80 million convertible bond and $50 million term loan. The proposal also provided that Company C would receive warrants for up to 9.9% of the Common Stock, that Company C would have the right to nominate one member to the Sequenom Board and that Company C and Sequenom would jointly identify, evaluate and pursue strategic collaborations.

On February 14, 2016, Company B withdrew from the process, indicating that it did so because it did not believe that a partnering or investment transaction was economically viable.

On February 15, 2016, Sequenom entered into an amendment to its engagement agreement with J.P. Morgan which, among other matters, gave J.P. Morgan the right to act as lead manager and sole bookrunner in case Sequenom were to issue any equity or debt securities through a public or Rule 144A offering or a private placement to a party that submitted a proposal as a result of J.P. Morgan’s activities.

In March 2016, a representative of Barclays contacted J.P. Morgan again regarding Parent’s continued interest in an acquisition of Sequenom.

At the regularly scheduled meeting of the Sequenom Board on March 8 and 9, 2016, at which representatives of Sequenom’s senior management and Cooley were present, Sequenom’s senior management provided an update on Sequenom’s activities to address Sequenom’s existing convertible debt. At this meeting, Sequenom’s general counsel also reviewed the fiduciary duties of directors in connection with the consideration of strategic alternatives.

On March 11, 2016, Company C, through its financial advisor, submitted a revised proposal in response to Sequenom’s counter proposal with new terms for the $80 million convertible bond and $50 million term loan.

On March 15, 2016, the Sequenom Board held a telephonic meeting, at which representatives of Sequenom’s senior management were present. At the meeting, senior management described Company C’s counter proposal to the term sheet for a financing proposal provided by Sequenom to Company C and Sequenom’s proposed terms in response to the counter proposal from Company C, the terms of which were developed by senior management with the assistance of representatives of J.P. Morgan and Cooley. After discussion, the Sequenom Board authorized the submission of the response to the counter proposal.

On March 16, 2016, a representative from J.P. Morgan submitted to Company C the response to the counter proposal.

On April 8, 2016, Company C withdrew from the process because it was unable to engage in discussions regarding a near-term transaction.

On April 14, 2016, the Sequenom Board held a telephonic meeting, at which representatives of Sequenom’s senior management and Cooley were present. At the meeting Sequenom’s senior management provided an update regarding the proposals received from some of Sequenom’s convertible note holders, alternative financing options being considered with debt sources and a timeline of activities. The Sequenom Board directed Sequenom’s senior management to continue to pursue such financing opportunities with debt sources.

On April 19, 2016, Sequenom publicly announced the completion of the consolidation of its North Carolina operations into its San Diego laboratory facility. After the announcement, a representative of Barclays contacted a representative of J.P. Morgan to express Parent’s continued interest in a potential acquisition of Sequenom.

Throughout April and May 2016, Sequenom’s senior management spoke with potential lenders, with the goal of finding potential debt sources to refinance Sequenom’s convertible debt and received an indication of interest for a refinancing.

On May 11, 2016, the audit committee of the Sequenom Board held a telephonic meeting at which Sequenom’s senior management discussed the details of a potential refinancing of Sequenom’s outstanding convertible debt with a debt source, based upon an indication of interest that was received from that source.

On May 13, 2016, David King, Chairman, President and Chief Executive Officer of Parent, contacted Dr. van den Boom by telephone. On the call, Mr. King expressed interest in a potential transaction with Sequenom. Dr. van den Boom responded that Sequenom was focused on a potential refinancing of its convertible notes, which he believed were depressing the value of its Common Stock, and discussed the Company’s operational and technical progress.

On May 17 and 18, 2016, Dr. van den Boom and Sequenom’s CFO met with three potential debt sources to discuss a potential refinancing of Sequenom’s outstanding convertible debt. Sequenom did not receive any financing proposals from any of these potential debt sources.

On May 18, 2016, the Sequenom Board held a telephonic meeting, at which representatives of Sequenom’s senior management and J.P. Morgan were present. At this meeting Sequenom’s senior management discussed the details of a potential refinancing of Sequenom’s outstanding convertible debt. Representatives of J.P. Morgan described the status of its activities with respect to analyzing various alternatives to replace the existing convertible debt and the relative advantages of each and a preliminary valuation analyses. Dr. van den Boom also discussed his telephone conversation with the Parent CEO. Following these discussions, the Sequenom Board agreed to review term sheets from interested debt sources for the refinancing of the convertible notes before consideration of any potential strategic transaction. Dr. van den Boom related that he had also had communications with the CEO of Company D expressing interest in a stock-for-stock merger with Company D. The Sequenom Board authorized Dr. van den Boom to communicate to the CEO of Company D that the Company was not interested in pursuing a stock transaction with Company D because it would result in dilution to Sequenom’s stockholders and would not address Sequenom’s outstanding convertible debt.

On June 7, 2016, Sequenom received from a debt source a summary of terms for a proposed senior secured loan for up to $150 million.

On June 8, 2016, the Sequenom Board held a telephonic meeting, at which representatives of Sequenom’s senior management, Cooley and J.P. Morgan were present. At the meeting, the Sequenom Board reviewed the summary of debt terms received and directed management to engage in negotiations to seek to improve the terms quoted in the draft proposal. Dr. van den Boom also discussed consideration of strategic alternatives in parallel with the negotiation of the terms of the potential refinancing. A representative from J.P. Morgan reminded the Sequenom Board that, in December 2015, in connection with the earlier process of finding a partner for potential investment and collaboration proposals, Sequenom had received indications of interest (subject to confirmatory due diligence) from Parent, Company A, Company B and Company C regarding a potential strategic transaction with Sequenom. The Sequenom Board instructed J.P. Morgan to contact Parent, Company B and Company C to inform them that Sequenom was pursuing a viable non-convertible debt financing transaction to replace the existing convertible debt and to assess their interest in a potential strategic transaction. The Sequenom Board instructed J.P. Morgan not to contact Company A due to a lack of strategic fit given Company A’s proposed business plan. In an effort to maximize stockholder value, the Sequenom Board also asked J.P. Morgan to indicate to potential bidders the Company’s current expectation (without giving effect to a refinancing) of a price per share in the $3.00 plus range.

On June 9, 2016, a representative of J.P. Morgan contacted a representative of Barclays and representatives of each of Company B and Company C to gauge their interest in acquiring Sequenom under the parameters set out by the Sequenom Board.

On June 10, 2016, based upon preliminary interest from Parent, Company B and Company C, Sequenom opened a virtual data room with preliminary due diligence information and provided access to Parent, Company B and Company C.

On June 13, 2016, the CEO of Company D and Dr. van den Boom spoke by telephone. On the call, Dr. van den Boom informed the CEO of Company D that Sequenom was not interested in pursuing a stock transaction with Company D because it would result in dilution to Sequenom’s stockholders and would not address Sequenom’s outstanding convertible debt. The CEO of Company D told Dr. van den Boom that Company D was considering making a formal offer to the Sequenom Board.

On June 14, 2016, members of Parent’s management team and representatives of Barclays and Hogan Lovells US LLP (“Hogan Lovells”), Parent’s outside legal counsel, attended a conference call and web-based presentation by members of Sequenom’s management team regarding Sequenom’s business, financial results and prospects.

On June 15, 2016, Parent submitted requests for additional confidential information from Sequenom through J.P. Morgan to assist in their evaluation of the company. On June 16, 2016, that information was provided in the virtual dataroom.

On June 15 and June 16, 2016, the Sequenom Board held a meeting, at which representatives of Sequenom’s management and Cooley were present. At the meeting, Sequenom’s senior management presented Sequenom’s long-term outlook of Sequenom’s reproductive health and oncology business segments and ongoing projects to improve costs. Dr. van den Boom also reviewed the status of the terms for proposed financing with a debt source, and the Sequenom Board authorized Dr. van den Boom to execute the term sheet with the debt source and begin negotiation of definitive loan documents.

On June 20, 2016, Sequenom executed a term sheet with a debt source for debt financing of up to $150 million in the form of a senior secured loan, subject to completion of due diligence by the debt source and the negotiation and execution of definitive loan documents. The terms of the financing included a high interest rate and fees associated with the funding and would have been funded in three installments. The conditions of the funding of the first installment of $90 million would have required that Sequenom successfully repurchase, at the discretion of the noteholders, at least 90% of the outstanding notes at a significant discount to par value. The funding of the second and third installments totaling $60 million would have been subject to the achievement of designated revenue milestones by Sequenom.

On June 21, 2016, Parent submitted to Sequenom, through J.P. Morgan, a revised non-binding indication of interest in a proposed acquisition of 100% of the Common Stock for an all-cash purchase price of between $1.70 and $2.00 per share of the Common Stock, subject to further due diligence and not subject to any financing contingency. The offer also provided for an exclusivity period until July 25, 2016.

On June 22, 2016, Company B submitted a verbal offer for $2.00 per share to acquire 100% of the Common Stock.

On June 24, 2016, the Sequenom Board held a telephonic meeting with representatives of Sequenom’s senior management and J.P. Morgan in attendance. At the meeting Dr. van den Boom provided an update on consideration of strategic alternatives being pursued in parallel with the negotiation of the terms of a potential refinancing. A representative from J.P. Morgan stated that Parent and Company B had submitted indications of interest, noting that the proposals were below the communicated expectations, and Company C’s response was still outstanding. The Sequenom Board directed J.P. Morgan to contact the two parties to inform them that the proposals submitted were not in line with the communicated expectations and, if the parties remained interested, they would need to submit a revised proposal.

On June 24, 2016, Company D submitted an unsolicited stock for stock bid to acquire all of Sequenom in exchange for less than 20% of the outstanding stock of Company D, with an implied offer price of $1.24 per share.

On June 27, 2016, a representative of J.P. Morgan informed a representative of Barclays that the Sequenom Board had rejected Parent’s offer, and that for Parent to be competitive with other alternatives under consideration, Parent would need to submit a substantially improved offer. The representative of J.P. Morgan also told the representative of Barclays that it was in the process of negotiating a financing transaction to address its near-term liquidity needs, and that it would need to reach an understanding with a bidder on an alternative path by July 25, 2016, or would proceed with the financing.

On June 28, 2016, a representative of J.P. Morgan contacted Company C to discuss Company C’s interest in a bid, but Company C declined to place a bid for Sequenom indicating a lack of strategic fit given its proposed business plan. That same day, Sequenom terminated access to the electronic data-room for Parent, Company B and Company C since it had not received a sufficient offer from any of these parties.

On June 28, 2016, Sequenom also provided additional information to Parent regarding its net operating losses and their availability, as well as additional information requested by Parent to enable it to submit a revised offer. Further information was provided during the following several days.

On June 30, 2016, the Sequenom Board held a telephonic meeting with representatives of Sequenom’s senior management, J.P. Morgan and Cooley in attendance. During the meeting, the Sequenom Board reviewed each of the outstanding proposals including the stock for stock proposal from Company D. A representative from J.P. Morgan presented a preliminary financial analysis in connection with assessing the offer received from Company D. The Sequenom Board also discussed management and the Sequenom Board’s concerns that a transaction with Company D would result in dilution to Sequenom’s stockholders and would not address Sequenom’s outstanding convertible debt. The Sequenom Board authorized J.P. Morgan to communicate to Company D’s financial advisors that the Sequenom Board had considered the proposal and declined further consideration of the offer as proposed. The Sequenom Board also considered the value that could be created by Sequenom refinancing the convertible debt in accordance with its signed term sheet with a debt source and remaining independent. A representative from J.P. Morgan described the discussions held by J.P. Morgan since the last Sequenom Board meeting with Parent, Company B and Company C, noting that Company C had responded that it would not submit a proposal at this time. Company B indicated that it would inform J.P. Morgan if it decided to revise its proposal and Parent requested additional information and continued to work on a refined proposal.

On July 19, 2016, Parent submitted to Sequenom through J.P. Morgan a revised non-binding indication of interest at an all-cash purchase price of $2.30 per share to acquire 100% of the Common Stock of Sequenom, subject to further due diligence, not subject to a financing condition and for an exclusive negotiating period until August 19, 2016.

On July 19, 2016, the Sequenom Board held a telephonic meeting, at which representatives of Sequenom’s senior management, J.P. Morgan and Cooley were present, to discuss activities relating to refinancing Sequenom’s existing convertible debt and the proposal from Parent. A representative from J.P. Morgan presented a preliminary financial analysis in connection with assessing the offer received from Parent. The Sequenom Board considered that the proposed financing to refinance Sequenom’s convertible debt included a high interest rate and fees and was subject to risks of uncertainty associated with, among other matters, the requirement that Sequenom successfully repurchase with the first installment of $90 million of the loan at least 90% of the outstanding notes at a significant discount to par value, which repurchases would have been at the discretion of the noteholders, and would have potentially resulted in significant dilution to existing stockholders of Sequenom in the event Sequenom had to offer equity incentives to the noteholders. In addition, the funding of the second and third installments would have been subject to the achievement of designated revenue milestones by Sequenom. After weighing those considerations against the higher degree of certainty associated with the transaction structure proposed by Parent and the substantial premium over the trading price and liquidity provided to Sequenom’s stockholders contemplated by Parent’s proposal, and after receiving confirmation from Sequenom’s general counsel that pursuing a transaction with Parent would not violate any of the binding terms of the executed term sheet with the debt source, the Sequenom Board instructed J.P. Morgan to respond to Parent that it was potentially willing to engage in a transaction at $2.50 per share of Sequenom Common Stock.

On July 19, 2016, representatives from J.P. Morgan communicated, on behalf of Sequenom, that Sequenom was potentially willing to engage in a transaction at $2.50 per share of Sequenom Common Stock. That same day, after receiving Sequenom’s counteroffer of $2.50 per share, a representative of Barclays contacted a representative of J.P. Morgan to communicate Parent’s willingness to raise its price to $2.37 per share to acquire 100% of the Common Stock and to request exclusivity.

On July 20, 2016, the Sequenom Board held a telephonic meeting, at which representatives of Sequenom’s senior management, J.P. Morgan and Cooley were present, to discuss the status of the proposal from Parent. The Sequenom Board instructed J.P. Morgan to respond to Parent with a proposal of $2.40 per share of Sequenom Common Stock.

Later on July 20, 2016, a representative of J.P. Morgan contacted a representative of Barclays to reject the $2.37 per share offer and present a further counteroffer from Sequenom at $2.40 per share of Common Stock. That same day, a representative of Barclays indicated to a representative of J.P. Morgan that Parent would accept Sequenom’s counteroffer at $2.40 per share of Sequenom Common Stock. The parties agreed that any transaction was subject to the negotiation of a definitive agreement and announcement of the transaction early during the following week of July 25, 2016.

Beginning July 20, 2016, representatives of Parent, Barclays, Hogan Lovells and other advisors engaged in additional due diligence, which involved information requests and responses through both a virtual dataroom and numerous telephone calls, as well as an in-person site visit by representatives of Parent to Sequenom in San Diego on July 23, 2016.

On the evening of July 20, 2016, representatives of J.P. Morgan delivered an initial draft of the merger agreement, prepared by Cooley, to Barclays. Barclays then shared the draft with Parent, who then shared the draft with Hogan Lovells. The initial draft of the merger agreement contemplated, among other things, a tender offer structure, and provided for a termination fee of 2% of Sequenom’s equity value that would be payable if a transaction was terminated due to a superior offer being accepted by Sequenom.

On July 22, 2016, Hogan Lovells provided comments to the draft merger agreement, including, among other things, a request for a termination fee of 4.5% of Sequenom’s equity value as well as other transaction protection features.

Through the weekend of July 23 and 24, 2016, Parent, Barclays, Hogan Lovells and other advisors continued to engage in due diligence review, and Hogan Lovells and Cooley exchanged comments on the draft merger agreement. On July 24, 2016, Cooley provided Hogan Lovells a revised draft merger agreement that included a number of counter-offers on specific provisions, including the conditions under which Parent would be obligated to close the tender offer, the non-solicitation obligations, the Sequenom Board’s fiduciary obligations, the circumstances under which the agreement could be terminated, the circumstances under which the termination fee would be payable, the scope of the representations, warranties and covenants included in the draft merger agreement and the allocation of risk between the parties, and a proposed termination fee of 2.75% of Sequenom’s equity value. Cooley also provided Hogan Lovells with draft disclosure schedules to the merger agreement. In the evening of July 24, 2016, Hogan Lovells delivered comments on the draft merger agreement to Cooley proposing, among other things, a termination fee of 4% of Sequenom’s equity value.

On July 25, 2016, representatives of Parent, Sequenom, Cooley and Hogan Lovells discussed open issues in the merger agreement, as well as comments to the disclosure schedules, and agreement was reached in a number of open matters, including the definition of a superior offer and the amount of the termination fee, tentatively agreed at 3.5% of Sequenom’s equity value. Following that discussion, Cooley circulated a further revised draft of the merger agreement.

On July 26, 2016, the Sequenom Board met telephonically, with representatives of Sequenom, J.P. Morgan and Cooley present, to consider the proposed transaction with Parent. At the meeting, Cooley reviewed the fiduciary duties of directors in connection with the consideration of the acquisition proposal, key provisions of the merger agreement, including structure and timing considerations, offer conditions, required regulatory approvals, treatment of options, restricted stock units, restricted stock awards, warrants and debt obligations, the non-solicitation clause and fiduciary duty exceptions that would permit Sequenom to negotiate and accept an unsolicited superior offer, subject to compliance with Parent’s match rights, the change of board recommendation provisions, the termination provisions and termination fees and circumstances under which the payment of termination fees would be triggered. Representatives of J.P. Morgan delivered to the Sequenom Board its oral opinion, which was confirmed by delivery of a written opinion dated July 26, 2016, to the effect that, as of such date and based upon and subject to the assumptions made, matters considered and limits on the review undertaken by J.P. Morgan in preparing the opinion, the consideration to be paid to the Sequenom common stockholders in the proposed Offer and the Merger was fair, from a financial point of view, to such stockholders. See “Item 4. The Solicitation or Recommendation – Opinion of Financial Advisor” below for a description of the opinion. The Sequenom Board also discussed amending the Rights Agreement in order to permit the Offer, the Merger and the other transactions contemplated by the merger agreement to occur without triggering any distribution or other adverse event to Parent or its affiliates under the Rights Agreement. After further discussion, the Sequenom Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair and advisable to, and in the best interest of, Sequenom and its stockholders, (ii) agreed that the Merger shall be effected under Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by Sequenom of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) recommended that Sequenom’s stockholders tender their Shares to Purchaser pursuant to the Offer.

Immediately after the conclusion of Sequenom’s board meeting, its general counsel and other representatives of Sequenom contacted Parent and Hogan Lovells to communicate Sequenom’s board approval and to confirm the mutual intent of the parties to proceed with the execution of the merger agreement.

Later in the evening on July 26, 2016, the parties finalized the merger agreement and disclosure schedules, and the merger agreement was executed.

On July 27, 2016, prior to the opening of the markets in the United States, Sequenom and Parent announced the Transaction via a joint press release.

(iii)	Reasons for Recommendation

In evaluating the Merger Agreement, the Offer, the Merger and the other Transactions, our Board of Directors consulted regularly with senior management of Sequenom, as well as with representatives of J.P. Morgan and Cooley. In the course of (i) determining that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair and advisable to, and in the best interest of, Sequenom and its stockholders, (ii) agreeing that the Merger shall be effected under Section 251(h) of the DGCL, (iii) approving the execution, delivery and performance by Sequenom of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) recommending that Sequenom’s stockholders tender their Shares to Purchaser pursuant to the Offer, our Board of Directors carefully considered numerous reasons, including the reasons listed below, which are listed in no particular order of importance, each of which, in the view of our Board of Directors, supported such determinations.

Offer Price Considerations

Our Board of Directors considered certain factors concerning the adequacy of the Offer Price, including, among other things:

•	Cash Consideration. The Offer consists solely of cash, providing certainty, immediate value and liquidity to our stockholders.

•	Premium to Market Price. The Offer Price of $2.40 per Share, without interest, in cash, represents a 185.4% premium to the closing Share price of $0.84 on July 25, 2016, the last full trading day before the Transactions were approved by our Board of Directors, and a 130.1% premium over the average closing trading prices of $1.04 for the Shares for the 30-day period ended on July 25, 2016.

•	More Favorable than Other Strategic Options. Our Board of Directors’ belief, after a thorough review of strategic alternatives and discussions with Sequenom management, financial advisors and legal counsel, that the sale of Sequenom for the Offer Price is more favorable to the stockholders of Sequenom than the potential value that might have resulted from other strategic options available to Sequenom, including remaining a standalone public company, considering the lengthy process undertaken to obtain suitable financing or collaborations or other alternative transactions, the restructuring steps taken by Sequenom, Sequenom’s financial situation, including substantial debt overhang, the competitive environment for molecular testing in women’s healthcare and oncology, including Sequenom’s need to expand its revenue for prenatal tests by addressing the average risk pregnancy population, the need to continue to reduce the per test costs and the reimbursement and pricing pressures facing Sequenom and other risks and uncertainties facing Sequenom as it refocuses its business model.

•	Arm’s Length Negotiations. Our Board of Directors’ belief that as a result of arm’s length negotiations with Parent and Purchaser, Sequenom and its representatives negotiated the highest price per share that Parent was willing to pay for Sequenom and that the terms of the Merger Agreement include the most favorable terms to Sequenom in the aggregate to which Parent was willing to agree.

•	Risks with Securing a Partner for Oncology Assets. Our Board of Directors also considered the risks in finding a strategic partner for Sequenom’s liquid biopsy program. On January 7, 2016, Sequenom publicly announced the initiative to divest and/or partner Sequenom’s oncology liquid biopsy program. Although this program garnered market interest immediately after its public announcement, the strategic parties who expressed interest in partnering with Sequenom on the program had yet to move forward with an actionable business proposal.

•	Risks with Securing and Implementing Debt Financing to Address Convertible Notes. Our Board of Directors further considered the risks associated with the proposed refinancing of its convertible debt. On June 20, 2016, Sequenom executed a term sheet with a potential lender for term loan financing. Simultaneous with the discussions with Parent on the Merger Agreement, Sequenom was negotiating definitive loan documents with the lender for the term loan financing. In addition to the risk of finalizing the term loan documentation, the terms of the financing included a high interest rate and fees associated with the funding. Had it been consummated, the funding of the first installment of $90 million would have required that Sequenom successfully repurchase, at the discretion of the noteholders, at least 90% of the outstanding notes at a significant discount to par value. If Sequenom were unable to repurchase the required percentage of convertible notes, the term loan would not have been funded. In order to repurchase the required percentage of convertible notes at a significant discount from par value at the discretion of the note holders, Sequenom might have been required to offer equity incentives to the noteholders which could have resulted in significant dilution to existing stockholders. The funding of the second and third installments totaling $60 million would have been subject to the achievement of designated revenue milestones by Sequenom. By contrast, the Offer and the Merger offer a high degree of certainty of closing, removing any risk associated with the convertible notes and provide to shareholders liquidity and a substantial premium without the uncertainties and costs of the alternative debt refinancing.

•	Reasonable Process. Our Board of Directors’ belief that (a) Sequenom had engaged in a reasonable process to obtain the best value reasonably available for the stockholders and created an opportunity for other potentially interested parties to negotiate a transaction with Sequenom if such parties were interested in a strategic transaction and (b) the fact that the Offer Price was higher than the value of any alternative acquisition proposal that resulted from the process.

•	Repayment of Convertible Notes. The fact that Parent, through the surviving corporation, would be obligated to repay our existing indebtedness, including the $45 million aggregate principal amount of indebtedness due in 2017 under our Convertible Notes and the $85 million aggregate principal amount of indebtedness due in 2018 under our Convertible Notes, thus eliminating the risks to our stockholders associated with the repayment or potential refinancing of such indebtedness.

•	J.P. Morgan Fairness Opinion. The financial analyses reviewed and discussed with our Board of Directors (based on information provided to J.P. Morgan) by representatives of J.P. Morgan on July 26, 2016 and the oral opinion of J.P. Morgan delivered to our Board of Directors, which was confirmed by delivery of a written opinion dated July 26, 2016, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the consideration to be paid to Sequenom’s common stockholders in the proposed Offer and the Merger was fair, from a financial point of view, to such stockholders (see below under “—Opinion of Financial Advisor”). The full text of the written opinion of J.P. Morgan, dated July 26, 2016, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering the opinion, has been included as Annex I to this Schedule 14D-9.

Other Transactional Considerations

Our Board of Directors also considered a number of other considerations, including, among other things:

•	Speed of Completion. The Offer is structured as a tender offer, which can be completed, and the cash consideration can be delivered to Sequenom’s stockholders, on a prompt basis, reducing the period of uncertainty during the pendency of the Transactions on stockholders and employees, with a second step, in accordance with Section 251(h) of the DGCL, to be completed promptly after the acceptance of the Offer in which stockholders who do not tender their Shares in the Offer will receive the same cash price payable for the Shares in the Offer.

•	Extension of Offer. The fact that, under certain circumstances, the Purchaser must, at the election of Sequenom, extend the Offer for one or more periods until December 26, 2016, if any Offer condition has not been satisfied, or, to the extent permitted by the Merger Agreement, waived.

•	Likelihood of Consummation. The belief of our Board of Directors that the Offer would likely be consummated after taking into account the relatively limited nature of the conditions of the Offer, including the absence of any financing condition, and the belief of our Board of Directors that the transaction is unlikely to be delayed by any regulatory review.

•	Terms of the Merger Agreement. The terms and conditions of the Merger Agreement, including the following related factors:

•	the fact that Parent and Purchaser make representations and warranties in the Merger Agreement about the sufficiency of their financial resources to purchase Shares pursuant to the Offer and to consummate the Merger;

•	the conclusion of our Board of Directors that the termination fee of approximately $10.6 million, representing approximately 3.5% of the equity value of the Transactions, and the circumstances when such termination fee may be payable by Sequenom, are reasonable in light of the benefit of the Offer and the other Transactions;

•	the ability of our Board of Directors under the Merger Agreement to withdraw or modify its recommendation that Sequenom’s stockholders accept the Offer and tender their Shares in certain circumstances, including in connection with a superior offer, and Sequenom’s right to terminate the Merger Agreement in order to accept a superior offer and enter into a definitive agreement with respect to such superior offer, subject to payment of a termination fee, and the related ability for any other party to approach Sequenom if such party is potentially interested in such a transaction subject to the terms and conditions of the Merger Agreement; and

•	the availability of statutory appraisal rights to Sequenom’s stockholders who do not tender their shares in the Offer and otherwise comply with all required procedures under the DGCL.

Other Considerations

Our Board of Directors also considered a variety of risks, uncertainties and other potentially negative reasons in determining whether to approve the Merger Agreement and the Transactions, including the following:

•	No Ongoing Equity Interest in Sequenom. The fact that Sequenom would no longer exist as an independent, publicly traded company, and our stockholders would no longer participate in any future earnings or growth of Sequenom or benefit from the successful execution of Sequenom’s current strategy as a public company.

•	Effect of Announcement. The potential effects of the announcement and pendency of the Merger Agreement and the Offer on Sequenom’s operations, Share price, employees, customers and suppliers and its ability to retain and attract key personnel while the Transactions are pending and the possibility of any suit, action or proceeding in respect of the Merger Agreement or the Transactions.

•	Interests of the Sequenom Officers and Directors. The financial interests of our executive officers and directors and the fact that our executive officers and members of our Board of Directors may be deemed to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of our stockholders, generally.

•	Failure to Close. The fact that if the Offer and the other Transactions are not consummated in a timely manner or at all:

•	the trading price of Shares may be adversely affected;

•	Sequenom will have incurred significant transaction and opportunity costs attempting to consummate the Transactions;

•	Sequenom may have lost employees, customers or other commercial partners after announcement of the Offer;

•	Sequenom’s business may be subject to significant disruption; and

•	Sequenom’s directors, officers and other employees will have expended considerable time and effort to consummate the Transactions.

•	Termination Fee. The $10.6 million termination fee payable to Purchaser upon the occurrence of certain events, including the potential effect of such termination fee to deter other potential acquirers from publicly making a competing offer for Sequenom that might be more advantageous to Sequenom’s stockholders, and the impact of the termination fee on Sequenom’s ability to engage in certain other transactions for 12 months from the date of the Merger Agreement is terminated in certain circumstances.

•	Tax Treatment. The fact that any gain realized by Sequenom’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

•	Restrictions on Business. The restrictions in the Merger Agreement on the conduct of Sequenom’s business prior to the consummation of the Merger, which may delay or prevent Sequenom from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger.

Our Board of Directors concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger.

The foregoing discussion of our Board of Directors’ reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and factors considered by our Board of Directors in connection with its recommendation. In view of the wide variety of factors considered by our Board of Directors in connection with the evaluation of the Offer and the complexity of these matters, our Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, our directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of our Board of Directors may have been influenced to a greater or lesser degree by different factors. In arriving at their respective recommendations, the members of our Board of Directors considered the interests of our executive officers and directors as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 above.

(iii)	Certain Financial Projections

Sequenom does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections. In connection with the annual preparation of our budget and to facilitate planning in connection therewith, our management prepares certain financial projections for our Board of Directors. In connection with our evaluation of our refinancing options, our management regularly provided our Board of Directors with updates to these projections. Sequenom provided then current projections (the “Projections”) to J.P. Morgan, who was directed by our Board of Directors to use them in connection with the rendering of its fairness opinion to the Sequenom Board and performing its related financial analysis, as described below under the heading “—Opinion of Financial Advisor” in this Item 4 of this Schedule 14D-9. Sequenom also provided the five year revenue and expense amounts from the Projections to the bidders with access to our electronic data room.

The Projections set forth below are included solely to give Sequenom stockholders access to certain financial projections that were made available to our Board of Directors and advisors and is not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender Shares in the Offer or for any other purpose.

The Projections were prepared by management for internal use. The Projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles (“GAAP”). Neither our independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

The Projections estimate revenue, Adjusted EBITDA (calculated as Adjusted EBIT plus depreciation and amortization of intangibles and excludes stock-based compensation), Adjusted EBIT (calculated as total revenues minus cost of revenues, selling and marketing expense, research and development costs and general and administrative expenses and restructuring costs determined under GAAP), taxes and EBIAT (calculated as Adjusted EBIT minus taxes) and free cash flow (calculated as EBIAT plus depreciation and amortization, less capital expenditures, stock-based compensation, net of tax, and change in net working capital). Adjusted EBITDA, Adjusted EBIT, EBIAT and free cash flow are not GAAP financial measures. The Projections are with respect to the reproductive health business, and are not with respect to the oncology business due to the additional investment which would have been required to realize the potential revenue opportunity for that business. The Projections reflect numerous estimates and assumptions made by Sequenom’s management with respect to general business, economic, competitive, regulatory, reimbursement and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Sequenom’s control.

The Projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Projections should not be regarded as an indication that we or anyone who received the Projections then considered, or now considers, the Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. Management views the financial projections as being subject to inherent risks and uncertainties associated with such long-range projections.

The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Sequenom in our public filings with the SEC. The Projections do not take into account any circumstances or events occurring after the date they were prepared, including any potential changes resulting from the Offer or the Merger. Further, the Projections do not take into account the effect of any failure of the Offer or the Merger to be consummated and should not be viewed as accurate or continuing in that context.

Management Projections

(dollars in millions)

	Sequenom management estimates					Sequenom management extrapolation[3]					Terminal year
	CY2016E	CY2017E	CY2018E	CY2019E	CY2020E	CY2021E	CY2022E	CY2023E	CY2024E	CY2025E
Revenue	$126	$161	$210	$257	$330	$379	$417	$438	$451	$465	$478
Growth %	(2%)	28%	30%	22%	28%	15%	10%	5%	3%	3%	3%
Adjusted EBITDA[1]	($16)	$13	$35	$56	$89	$103	$113	$119	$122	$126	$130
Margin %	(13%)	8%	17%	22%	27%	27%	27%	27%	27%	27%	27%
Adjusted EBITA[1]	($18)	$11	$31	$52	$84	$97	$106	$112	$115	$119	$122
Margin %	(14%)	7%	15%	20%	26%	26%	26%	26%	26%	26%	26%
Less: Taxes[2]	$0	$0	$0	$0	$0	$0	$0	$0	($26)	($41)	($43)
Effective tax rate %	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	22.4%	35.0%	35.0%

EBIAT	($18)	$11	$31	$52	$84	$97	$106	$112	$89	$77	$79

Plus: D&A	$2	$3	$3	$4	$5	$6	$7	$7	$7	$7	$8
Less: Capital expenditures	($2)	($3)	($3)	($4)	($5)	($6)	($7)	($7)	($7)	($7)	($8)
Less: Stock-based compensation, net of tax	($4)	($6)	($7)	($9)	($12)	($14)	($15)	($16)	($16)	($17)	($17)
Less: Change in net working capital	($1)	($1)	($0)	$0	$0	$1	$1	$0	$0	$0	$0

Free cash flow	($23)	$4	$24	$43	$72	$84	$92	$96	$73	$61	$62

Note: Assumes valuation date as of June 30, 2016 and cash and debt balances of $61.3 million and $130.0 million, respectively, to calculate net debt of $68.7 million; based on fully diluted share count based on 119.2 million basic shares, 5.1 million RSUs, and treasury-stock method for option dilution at respective share price; implied fully diluted outstanding shares of discounted cash flow midpoint of 125.6 million shares.

1	Excludes stock-based compensation and amortization of intangibles as an expense.
2	Effective taxes paid accounts for tax shield provided by usage of net operating losses; net operating loss starting balance of $516 million as of December 31, 2015.
3	J.P. Morgan derived the unlevered free cash flows for Sequenom for 2021 through 2026 by extrapolating from the Sequenom management estimates. Such extrapolations were reviewed and approved by the management of Sequenom.

In addition to the management Projections described above that were prepared in connection with the annual preparation of our budget and to facilitate planning in connection therewith, our management also prepared for the Sequenom Board certain financial projections based on optimistic assumptions and updated those optimistic projections from time to time (the “Optimistic

Case Projections”). These Optimistic Case Projections reflect numerous optimistic and aggressive estimates and assumptions made by Sequenom’s management with respect to general business, economic, competitive, regulatory, reimbursement and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Sequenom’s control. Starting in December 2015, the Optimistic Case Projections were made available to J.P. Morgan in addition to the management Projections described above. We also provided the 2020 revenue amount from these Optimistic Case Projections to the bidders with access to our electronic data room. Prior to J.P. Morgan’s rendering of its fairness opinion to the Sequenom Board and performance of its related financial analysis, the Sequenom Board determined that the Projections reflected the appropriate assumptions to be used in the context of evaluating the Transactions and therefore directed J.P. Morgan to use the Projections and not to use any Optimistic Case Projections for purposes of rendering of its fairness opinion to the Sequenom Board and performing its related financial analysis. All references to projections prepared by the management of Sequenom and internal financial analyses and forecasts described below under the heading “—Opinion of Financial Advisor” in this Item 4 of this Schedule 14D-9 and in the full text of the written opinion of J.P. Morgan dated July 26, 2016, which is attached as Annex I hereto, refer to the Projections and do not refer to the Optimistic Case Projections. The Sequenom Board considered the Projections and not the Optimistic Case Projections at the Sequenom Board meeting on July 26, 2016 at which the Transactions were approved.

The table below sets forth the estimates of revenue and free cash flows in the management Optimistic Case Projections based on optimistic assumptions related to the reproductive health business as they were most recently presented to the Sequenom Board, at its meeting on July 19, 2016.

Optimistic Case Projections

(dollars in millions)

	Sequenom management estimates (optimistic)					Sequenom management extrapolation (optimistic)[3]					Terminal year
	CY2016E	CY2017E	CY2018E	CY2019E	CY2020E	CY2021E	CY2022E	CY2023E	CY2024E	CY2025E
Revenue	$126	$173	$240	$329	$426	$490	$539	$566	$583	$600	$618
Growth %	(2%)	37%	39%	37%	29%	15%	10%	5%	3%	3%	3%
Adjusted EBITDA[1]	($16)	$10	$39	$86	$135	$155	$170	$179	$184	$190	$195
Margin %	(13%)	6%	16%	26%	32%	32%	32%	32%	32%	32%	32%
Adjusted EBITA[1]	($18)	$7	$35	$81	$128	$147	$162	$170	$175	$180	$186
Margin %	(14%)	4%	14%	25%	30%	30%	30%	30%	30%	30%	30%
Less: Taxes[2]	$0	$0	$0	$0	$0	$0	($9)	($59)	($61)	($63)	($65)
Effective tax rate %	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	5.5%	35.0%	35.0%	35.0%	35.0%

EBIAT	($18)	$7	$35	$81	$128	$147	$153	$110	$114	$117	$121

Plus: D&A	$2	$3	$4	$5	$7	$8	$9	$9	$9	$9	$10
Less: Capital expenditures	($2)	($3)	($4)	($5)	($7)	($8)	($9)	($9)	($9)	($10)	($10)
Less: Stock-based compensation, net of tax	($4)	($6)	($9)	($12)	($15)	($17)	($19)	($20)	($21)	($21)	($22)
Less: Change in net working capital	($1)	($0)	($0)	($1)	$0	$1	$1	$0	$0	$0	$0

Free cash flow	($23)	$1	$26	$68	$112	$131	$134	$91	$93	$96	$99

Note: Assumes valuation date as of June 30, 2016 and projected cash and debt balances of $59 million and $136 million, respectively, to calculate net debt of $77 million; based on Sequenom fully diluted shares of 127 million.

1	Excludes stock-based compensation and amortization of intangibles as an expense.
2	Effective taxes paid accounts for tax shield provided by usage of net operating losses; net operating loss starting balance of $516 million as of December 31, 2015.
3	J.P. Morgan derived the unlevered free cash flows for Sequenom for 2021 through 2026 for the Optimistic Case Projections by extrapolating from the Sequenom management estimates for the Optimistic Case Projections. Such extrapolations were reviewed and approved by the management of Sequenom.

Non-GAAP Reconciliation

Management Projections

(dollars in millions)

	CY2016E	CY2017E	CY2018E	CY2019E	CY2020E	CY2021E	CY2022E	CY2023E	CY2024E	CY2025E	Terminal Year
Operating Income	$(28)	$(1)	$19	$37	$66	$76	$83	$88	$90	$93	$96
Amortization of Intangibles	$3	$3	$1	$1	—	—	—	—	—	—	—
Depreciation	$2	$3	$3	$4	$5	$6	$7	$7	$7	$7	$7
Stock-based compensation (before tax)	$7	$8	$12	$14	$18	$21	$23	$24	$25	$25	$26
Adjusted EBITDA	$(16)	$13	$35	$56	$89	$103	$113	$119	$122	$126	$130
Depreciation	$(2)	$(3)	$(3)	$(4)	$(5)	$(6)	$(7)	$(7)	$(7)	$(7)	$(7)
Adjusted EBITA	$(18)	$11	$31	$52	$84	$97	$106	$112	$115	$119	$122
Taxes	—	—	—	—	—	—	—	—	$(26)	$(41)	$(43)
EBIAT	$(18)	$11	$31	$52	$84	$97	$106	$112	$89	$77	$79

	CY2016E	CY2017E	CY2018E	CY2019E	CY2020E	CY2021E	CY2022E	CY2023E	CY2024E	CY2025E	Terminal Year
Net cash used in operating activities	$(17)	$13	$34	$56	$89	$104	$114	$119	$96	$85	$87
Capital Expenditures	$(2)	$(3)	$(3)	$(4)	$(5)	$(6)	$(7)	$(7)	$(7)	$(7)	$(8)
Stock-based compensation	$(4)	$(6)	$(7)	$(9)	$(12)	$(14)	$(15)	$(16)	$(16)	$(17)	$(17)
Free Cash Flow	$(23)	$4	$24	$43	$72	$84	$92	$96	$73	$61	$62

Non-GAAP Reconciliation

Optimistic Case Projections

(dollars in millions)

	CY2016E	CY2017E	CY2018E	CY2019E	CY2020E	CY2021E	CY2022E	CY2023E	CY2024E	CY2025E	Terminal Year
Operating Income	$(28)	$(5)	$21	$62	$105	$120	$132	$139	$143	$147	$151
Amortization of Intangibles	$3	$3	$1	$1	—	—	—	—	—	—	—
Depreciation	$2	$3	$4	$5	$7	$8	$9	$9	$9	$10	$10
Stock-based compensation (before tax)	$7	$10	$13	$18	$23	$27	$30	$31	$32	$33	$34
Adjusted EBITDA	$(16)	$10	$39	$86	$135	$155	$170	$179	$184	$190	$195
Depreciation	$(2)	$(3)	$(4)	$(5)	$(7)	$(8)	$(9)	$(9)	$(9)	$(10)	$(10)
Adjusted EBITA	$(18)	$7	$35	$81	$128	$147	$162	$170	$175	$180	$186
Taxes	—	—	—	—	—	—	$(9)	$(59)	$(61)	$(63)	$(65)
EBIAT	$(18)	$7	$35	$81	$128	$147	$153	$110	$114	$117	$121

	CY2016E	CY2017E	CY2018E	CY2019E	CY2020E	CY2021E	CY2022E	CY2023E	CY2024E	CY2025E	Terminal Year
Net cash used in operating activities	$(17)	$10	$39	$85	$134	$156	$162	$120	$123	$127	$131
Capital Expenditures	$(2)	$(3)	$(4)	$(5)	$(7)	$(8)	$(9)	$(9)	$(9)	$(10)	$(10)
Stock-based compensation	$(4)	$(6)	$(9)	$(12)	$(15)	$(17)	$(19)	$(20)	$(21)	$(21)	$(22)
Free Cash Flow	$(23)	$1	$26	$68	$112	$131	$134	$91	$93	$96	$99

(iv)	Opinion of Financial Advisor

Pursuant to an engagement letter dated August 7, 2015, as amended by the amendment to the engagement letter dated February 15, 2016, Sequenom retained J.P. Morgan as its financial advisor in connection with the proposed Offer and the Merger and to deliver a fairness opinion in connection with the proposed Offer and the Merger.

At the meeting of the Board of Directors of Sequenom on July 26, 2016, J.P. Morgan rendered its oral opinion to the Board of Directors of Sequenom that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be paid to Sequenom’s common stockholders in the proposed Offer and the Merger was fair, from a financial point of view, to such stockholders. J.P. Morgan has confirmed its July 26, 2016 oral opinion by delivering its written opinion to the Board of Directors of Sequenom, dated July 26, 2016, that, as of such date, the consideration to be paid to Sequenom’s common stockholders in the proposed Offer and the Merger was fair, from a financial point of view, to such stockholders.

The full text of the written opinion of J.P. Morgan dated July 26, 2016, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex I hereto and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth herein is qualified in its entirety by reference to the full text of such opinion. Sequenom’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Board of Directors of Sequenom (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Offer and the Merger, was directed only to the consideration to be paid in the proposed Offer and the Merger and did not address any other aspect of the proposed Offer and the Merger. J.P. Morgan expressed no opinion as to the fairness of the consideration to the holders of any other class of securities, creditors or other constituencies of Sequenom or as to the underlying decision by Sequenom to engage in the proposed Offer and the Merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The summary of the opinion of J.P. Morgan set forth herein is qualified in its entirety by reference to the full text of such opinion. The opinion does not constitute a recommendation to any stockholder of Sequenom as to whether such stockholder should tender its shares into the Offer or any other matter.

In arriving at its opinions, J.P. Morgan, among other things:

•	reviewed a draft dated July 26, 2016 of the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning Sequenom and the industries in which it operates;

•	compared the proposed financial terms of the Offer and the Merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration received for such companies;

•	compared the financial and operating performance of Sequenom with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Sequenom’s Common Stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of Sequenom relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of Sequenom with respect to certain aspects of the Offer and the Merger, and the past and current business operations of Sequenom, the financial condition and future prospects and operations of Sequenom and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Sequenom or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (and did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Sequenom or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Sequenom to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Offer and the Merger and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement and this Schedule 14D-9, and that the definitive Merger Agreement would not differ in any material respect from the draft thereof provided to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by Sequenom, Parent and Purchaser in the Merger Agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Sequenom with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger will be obtained without any adverse effect on Sequenom or on the contemplated benefits of the Offer and the Merger.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to Sequenom’s common stockholders in the proposed Offer and the Merger, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to the holders of any other class of securities, creditors or other constituencies of Sequenom or the underlying decision by Sequenom to engage in the Offer and the Merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the proposed Offer and the Merger, or any class of such persons relative to the consideration in the proposed Offer and the Merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which Sequenom’s Common Stock will trade at any future time.

The terms of the Merger Agreement, including the consideration, were determined through arm’s length negotiations between Sequenom and Parent, and the decision to enter into the Merger Agreement was solely that of Sequenom’s Board of Directors. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by Sequenom’s Board of Directors in its evaluation of the proposed Offer and the Merger and should not be viewed as determinative of the views of Sequenom’s Board of Directors or management with respect to the proposed Offer and the Merger or the consideration.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its opinion to Sequenom’s Board of Directors on July 26, 2016 and contained in the presentation delivered to Sequenom’s Board of Directors on such date in connection with the rendering of such opinion and the following does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Public Trading Multiples. Using publicly available information, J.P. Morgan compared selected financial data of Sequenom with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to Sequenom. The companies selected by J.P. Morgan were:

•	Myriad Genetics, Inc.

•	Genomic Health, Inc.

•	Foundation Medicine, Inc.

•	Natera, Inc.

•	Oxford Immunotec Global PLC

•	Veracyte, Inc.

•	CareDx, Inc.

These companies were selected, among other reasons, because they share operational characteristics and financial metrics with Sequenom. Foundation Medicine, Inc. was included for reference only because Roche Holding AG owns a majority stake of approximately 60.7% of the outstanding shares of common stock of Foundation Medicine, Inc.

J.P. Morgan derived and compared multiples for the selected companies, calculated as follows:

•	the firm value divided by publicly available equity research projections of calendar-year 2016 revenue, which is referred to below as “Firm Value/2016E Revenue”; and

•	the firm value divided by publicly available equity research projections of calendar-year 2017 revenue, which is referred to below as “Firm Value/2017E Revenue.”

This analysis indicated the following:

Multiple	Low	Median	High
Firm Value/2016E Revenue	1.5x	2.5x	2.8x
Firm Value/2017E Revenue	1.1x	2.0x	2.6x

Based on the results of this analysis and other factors which it considered appropriate, J.P. Morgan applied a Firm Value/2016E Revenue multiple range of 1.5x to 2.8x to Sequenom management’s projected calendar-year 2016 revenue and a Firm Value/2017E Revenue multiple range of 1.1x to 2.6x to Sequenom management’s projected calendar-year 2017 revenue and then calculated Sequenom’s implied equity value per share. In performing these calculations, J.P. Morgan used a set of financial projections prepared by Sequenom management. See “Item 4. The Solicitation or Recommendation—Certain Financial Projections” above for a description of such financial projections. These calculations yielded implied trading values for Sequenom’s Common Stock in a range of approximately $0.90 to $2.80 per share. For informational purposes only, J.P. Morgan also applied a Firm Value/2016E Revenue multiple range of 1.5x to 2.8x to publicly available equity research projections for Sequenom of calendar-year 2016 revenue and a Firm Value/2017E Revenue multiple range of 1.1x to 2.6x to publicly available equity research projections for Sequenom of calendar-year 2017 revenue and then calculated Sequenom’s implied equity value per share. These calculations yielded implied trading values for Sequenom’s Common Stock in a range of approximately $0.65 to $2.25 per share. For informational purposes only, J.P. Morgan also applied the Firm Value/2016E Revenue and Firm Value/2017E Revenue multiples of Foundation Medicine, Inc. to Sequenom management’s projected calendar-year 2016 revenue and calendar-year 2017 revenue and to publicly available equity research projections of calendar-year 2016 revenue and calendar-year 2017 revenue. If Foundation Medicine, Inc. had been included in the trading multiple range, these calculations yielded implied trading values for Sequenom’s Common Stock in a range of approximately $0.65 to $4.30 per share. All values presented were rounded to the nearest $0.05.

Selected Transaction Analysis. Using publicly available information, J.P. Morgan examined selected transactions involving businesses which J.P. Morgan judged to be analogous to Sequenom’s business. These transactions were selected, among other reasons, because the businesses involved in these transactions were in the diagnostic laboratories industry. Specifically, J.P. Morgan reviewed the following transactions:

Acquiror	Target	Date Announced
NeoGenomics, Inc.	Clarient, Inc.	10/21/2015
OPKO Health, Inc.	Bio-Reference Laboratories, Inc.	06/04/2015
Roche Holdings, Inc.	Ariosa Diagnostics, Inc.	12/02/2014
Quest Diagnostics Incorporated	Solstas Lab Partners Group	01/22/2014
Lifelabs Medical Laboratory Services, Inc.	CML Healthcare Inc.	06/25/2013
Illumina, Inc.	Verinata Health, Inc.	01/07/2013
Laboratory Corporation of America Holdings	MEDTOX Scientific, Inc.	06/04/2012
Qiagen Inc.	Cellestis, Inc.	04/04/2011
Quest Diagnostics Incorporated	Celera Corp.	03/18/2011
Quest Diagnostics Incorporated	Athena Diagnostics, Inc.	02/24/2011
Novartis AG	Genoptix, Inc.	01/24/2011
GE Healthcare	Clarient, Inc.	10/22/2010
Laboratory Corporation of America Holdings	Genzyme Genetics	09/13/2010
Qiagen NV	Digene Corp.	06/03/2007
Quest Diagnostics Incorporated	AmeriPath, Inc.	04/16/2007

Using publicly available estimates, J.P. Morgan reviewed the transaction values as a multiple of the target company’s revenue for the twelve-month period immediately preceding announcement of the transaction, which is referred to below as “Firm Value/LTM Revenue.”

This analysis indicated the following:

Multiple	Low	Mean	Median	High
Firm Value/LTM Revenue	1.6x	4.0x	2.6x	7.5x

J.P. Morgan applied a range of multiples derived from such analysis of 1.6x to 7.5x to Sequenom’s revenue for the twelve-month period ending March 31, 2016. Based on this analysis, J.P. Morgan arrived at an estimated range of equity values for Sequenom’s Common Stock of between approximately $0.95 and $6.30 per share.

Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for Sequenom’s Common Stock. J.P. Morgan calculated the unlevered free cash flows that Sequenom is expected to generate during the years 2016 through 2025 based upon financial projections prepared by the management of Sequenom for the years 2016 through 2020 (including the projected free cash flows reflected on page 24) and based upon extrapolations by J.P. Morgan that were reviewed and approved by management of Sequenom for the years 2021 through 2025. J.P. Morgan also calculated a range of terminal asset values of Sequenom at the end of the 10-year period ending 2025 by applying a perpetual growth rate ranging from 2.5% to 3.5% of the unlevered free cash flow of Sequenom during the final year of the 10-year period. For purposes of its analysis, J.P. Morgan assumed a valuation date of June 30, 2016. The unlevered free cash flows and the range of terminal asset values were then discounted to present values using a range of discount rates from 15% to 17%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Sequenom (informed by the potential for implied costs of debt). The present value of the unlevered free cash flows and the range of terminal asset values were then adjusted for cash and debt as of June 30, 2016. Based on the foregoing, the discounted cash flow analysis indicated a range of equity values of between approximately $2.00 and $2.55 per share of Sequenom’s Common Stock.

Historical Share Price Analysis. J.P. Morgan reviewed the price performance of the shares of Sequenom’s Common Stock during various periods. J.P. Morgan also noted that the per share consideration of $2.40 in cash to be paid to the holders of shares in the Offer and the Merger represented:

•	a premium of 185.4% over the $0.84 closing price per share on July 25, 2016 (the last trading day prior to the date of delivery of J.P. Morgan’s opinion);

•	a premium of 130.1% over the average price per share of $1.04 for the thirty days ended July 25, 2016; and

•	a discount of 18.9% to the highest price per share for the 52 weeks ended July 25, 2016.

J.P. Morgan reviewed share price data for the 52-week period ended July 25, 2016, the last trading day prior to the date of delivery of J.P. Morgan’s opinion. J.P. Morgan observed that, during this period, the closing share price ranged from $0.84 per share to $2.96 per share.

J.P. Morgan also reviewed analyst price targets from equity research reports published by Jefferies, William Blair, Piper Jaffray and Ladenburg Thalmann. J.P. Morgan observed that analyst price targets ranged from $0.75 per share to $1.90 per share.

J.P. Morgan noted that historical stock trading and analyst price targets analyses are not valuation methodologies but were presented merely for informational purposes.

Miscellaneous. The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of Sequenom. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to Sequenom, and none of the selected transactions reviewed was identical to the Offer and the Merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Sequenom. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the Offer and the Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Sequenom and the transactions compared to the Offer and the Merger.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise Sequenom with respect to the Offer and the Merger and deliver an opinion to Sequenom’s Board of Directors with respect to the Offer and the Merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with Sequenom and the industries in which it operates.

For services rendered in connection with the Offer and the Merger and the delivery of its opinion, Sequenom has agreed to pay J.P. Morgan a fee of approximately $6.3 million, $1.5 million of which was payable following delivery of J.P. Morgan’s opinion and $4.8 million of which is payable upon consummation of the Merger. In addition, Sequenom has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel up to $125,000, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have not had any other material financial advisory or other material commercial or investment banking relationships with Sequenom or Parent. During the two year period preceding delivery of its opinion ending on July 26, 2016, the aggregate fees received by J.P. Morgan from Parent were approximately $34,000 for transaction services and trade finance with no fees that related to investment banking services and there were no aggregate fees received from Sequenom. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of Sequenom or Parent for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

(v)	Intent to Tender

As of July 31, 2016, our directors and executive officers, as a group, beneficially owned 1,138,341 Shares (excluding any Shares deliverable upon exercise of any Stock Options and Shares underlying RSUs but including RSAs), representing approximately 1.0% of the then outstanding Shares. To our knowledge, after making reasonable inquiry, all of our executive officers and directors currently intend to tender, or cause to be tendered pursuant to the Offer, all Shares held of record by such persons immediately prior to the expiration of the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

Pursuant to a letter agreement dated August 7, 2015, as amended by the amendment to the engagement letter dated February 15, 2016 (the “engagement letter”), Sequenom engaged J.P. Morgan to act as its financial advisor in connection with the proposed Offer and the Merger and, in connection with such engagement, to deliver to our Board of Directors its opinion as to the fairness from a financial point of view of the consideration to be paid to the holders of Shares pursuant to the Merger Agreement, as discussed above in Item 4. Pursuant to the terms of this engagement letter, Sequenom has agreed to pay J.P. Morgan a transaction fee that is estimated, based on the information available as of the date of announcement of the Transactions, at approximately $6.3 million, $4.8 million of which is payable contingent upon consummation of the Transactions and $1.5 million of which was payable upon the delivery of J.P. Morgan’s opinion. In addition, Sequenom has agreed to reimburse J.P. Morgan for its reasonable costs and expenses, including reasonable fees and expenses of outside counsel and other outside professional advisors up to $125,000, and to indemnify J.P. Morgan and related persons from and against certain liabilities relating to or arising out of activities performed or services furnished pursuant to J.P. Morgan’s engagement letter with Sequenom, and any transaction or J.P. Morgan’s role in connection therewith.

Neither Sequenom nor any person acting on its behalf has or currently intends to directly or indirectly employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Sequenom on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected by us or, to our knowledge after making reasonable inquiry, by any of our executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9, except for:

•	the acquisition by Carolyn Beaver of 3,500 Shares pursuant to the vesting of restricted stock units on June 10, 2016;

•	the purchase by the spouse of Carolyn Beaver of 30,000 Shares on June 10, 2016 at a price of $1.10 per Share;

•	the acquisition by Dirk van den Boom of 4,125 Shares pursuant to the vesting of restricted stock units on June 10, 2016 and the related surrender by Dr. van den Boom of 1,551 Shares to Sequenom to satisfy Dr. van den Boom’s tax withholding obligation due upon the vesting of the restricted stock units on June 10, 2016;

•	the acquisition by Kenneth Buechler of Stock Options exercisable for 20,000 Shares on June 15, 2016 at an exercise price of $1.11 per Share;

•	the acquisition by Myla Lai Goldman of Stock Options exercisable for 20,000 Shares on June 15, 2016 at an exercise price of $1.11 per Share;

•	the acquisition by Richard Lerner of Stock Options exercisable for 20,000 Shares on June 15, 2016 at an exercise price of $1.11 per Share;

•	the acquisition by Ronald Lindsay of Stock Options exercisable for 20,000 Shares on June 15, 2016 at an exercise price of $1.11 per Share;

•	the acquisition by Catherine Mackey of Stock Options exercisable for 20,000 Shares on June 15, 2016 at an exercise price of $1.11 per Share;

•	the acquisition by David Pendarvis of Stock Options exercisable for 20,000 Shares on June 15, 2016 at an exercise price of $1.11 per Share; and

•	the acquisition by Charles Slacik of Stock Options exercisable for 20,000 Shares on June 15, 2016 at an exercise price of $1.11 per Share.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to a tender offer or other acquisition of our securities by Sequenom, any subsidiary of Sequenom or any other person.

(b) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Sequenom or any subsidiary of Sequenom, (ii) any purchase, sale or transfer of a material amount of assets of Sequenom or any subsidiary of Sequenom, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Sequenom.

(c) We have agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, we will not, among other matters, solicit alternative acquisition offers. In addition, we have agreed to certain procedures that we must follow in the event Sequenom receives an unsolicited acquisition proposal. The information set forth in Section 12 - “The Merger Agreement; Other Agreements” of the Offer to Purchase under the heading “Covenants of Sequenom—No Solicitation” is incorporated herein by reference.

(d) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of our Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Golden Parachute Compensation

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Sequenom and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation.”

Conditions of the Offer

The information set forth in Section 14 – “Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required

On July 26, 2016, our Board of Directors unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair and advisable to, and in the best interest of, Sequenom and its stockholders, (ii) agreed that the Merger shall be effected under Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by Sequenom of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) recommended that Sequenom’s stockholders tender their Shares to Purchaser pursuant to the Offer.

If Purchaser acquires, pursuant to the Offer, Shares that represent at least one more Share than 50% of the total number of Shares outstanding at the time of the consummation of the Offer, including for the purposes of this calculation (x) Shares subject to awards of Shares granted by Sequenom pursuant to the Equity Plans plus (y) the aggregate number of Shares issuable to holders of Stock Options and Warrants from which Sequenom has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Stock Options and Warrants), plus (z), the aggregate number of Shares issuable upon the deemed or pending exercise, if any, prior to or at the expiration of the Offer of any Warrants and those Convertible Notes excluding any Warrants included in clause (y), Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by our stockholders.

State Takeover Laws

A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”

In accordance with the provisions of Section 203 of the DGCL, our Board of Directors has approved the Merger Agreement and the Transactions, as described in Item 4 above and, for purposes of Section 203 of the DGCL.

Amendment to Rights Agreement

In connection with Sequenom’s entry into the Merger Agreement, Sequenom and AST entered into Amendment No. 1 to Rights Agreement, dated July 26, 2016 (the “Rights Amendment”), amending the Rights Agreement. The effect of the Rights Amendment is to permit the Offer, the Merger and the other transactions contemplated by the Merger Agreement to occur without triggering any distribution or other adverse event to Parent or its affiliates under the Rights Agreement. In particular, (i) none of Purchaser, Parent nor any of their respective stockholders, affiliates or associates will be deemed an Acquiring Person (as defined in the Rights Agreement) as a result of (a) the announcement, approval, execution, delivery, performance and/or amendment of the Merger Agreement, or (b) the announcement, approval, commencement, performance, consummation and/or amendment of the Offer, the Merger and/or any of the other Transactions (collectively, the “Exempted Transactions”), (ii) a Shares Acquisition Date (as defined in the Rights Agreement) and a Distribution Date (as defined in the Rights Agreement) will not be deemed to occur as a result of any of the Exempted Transactions, (c) the rights under the Rights Agreement will not separate from the Sequenom common stock as a result of the Exempted Transactions and (d) the rights under the Rights Agreement and the Rights Agreement will terminate and expire immediately prior to the Offer Acceptance Time.

Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of Sequenom who have not properly tendered their Shares in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex II. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that Sequenom will take no action to perfect any appraisal rights of any stockholder. Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	prior to the consummation of the Offer, which is the first date on which Parent irrevocably accepts for purchase the Shares tendered pursuant to the Offer, deliver to Sequenom at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Sequenom of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Sequenom, Inc., Attention: Jeffrey Linton, 3595 John Hopkins Court, San Diego, CA 92121. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Sequenom is under no obligation to and has no present intention to file a petition and holders should not assume that Sequenom will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares (a “Dissenting Stockholder”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings.

The Shares will be appraised by the Delaware Court at the fair value thereof as of the Effective Time exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just. From and after the Effective Time, Dissenting Stockholders will not be entitled to vote their Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares payable to stockholders of record thereafter.

Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Legal Proceedings

There are currently no legal proceedings relating to the Offer or the Merger.

Antitrust Compliance

Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until required information and documentary material has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the applicable waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period which begins when Parent files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. Sequenom also must file a Premerger Notification and Report Form, which was filed on August 5, 2016. If the end of the 15 calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, the next business day. A Premerger Notification and Report Form under the HSR Act was filed on August 5, 2016 by Parent with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. Accordingly, Parent’s filing triggered the required waiting period with respect to the Offer, which will expire at 11:59 P.M., New York City time, on August 22, 2016, unless earlier terminated by the FTC and the Antitrust Division, or Parent receives a request for additional information or documentary material prior to that time. With the written consent of Sequenom, Parent may elect to withdraw and re-file the Premerger Notification and Report Form, which would result in the initiation of a new 15 calendar day waiting period. If prior to the expiration or termination of the waiting period either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent, the waiting period with respect to the Offer would be extended until the 10th calendar day following the date of Parent’s substantial compliance with that request. After that time, absent Parent’s and Sequenom’s agreement, the acquisition can be blocked only by court order. The FTC or the Antitrust Division may terminate the applicable waiting period at any time before its expiration.

Parent and Sequenom and certain of their subsidiaries conduct business in several countries outside of the United States. After execution of the Merger Agreement, Parent and Sequenom determined that no foreign antitrust filings would be required in connection with the Merger.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 may contain forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements include, without limitation, statements regarding prospective performance and opportunities and the outlook of our business, performance and opportunities, the anticipated timing of filings and approvals relating to the Transactions; the expected timing of the completion of the Transactions; the ability to complete the Transactions considering the various closing conditions; and any assumptions underlying any of the foregoing. The actual results of the Transactions could vary materially as a result of a number of factors, including: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of our stockholders will tender their Shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transactions may not be satisfied or waived; the possibility that the Transactions may not be timely completed, if at all; and that, prior to the completion of the Transactions, if at all, our business may experience significant disruptions due to Transactions-related uncertainty. Other factors that may cause actual results to differ materially include those set forth in the reports that we file from time to time with the SEC, including our annual report on Form 10-K for the fiscal year ended December 31, 2015 and quarterly and current reports on Form 10-Q and 8-K, as well as the Tender Offer Statement on Schedule TO and other tender offer documents filed by Purchaser and Parent. All of these materials related to the Transactions (and all other transaction documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors may also obtain free copies of the documents filed by Sequenom with the SEC by contacting Investor Relations at 3595 John Hopkins Court, San Diego, CA 92121, Phone (877) 821-7266 or by email through Sequenom’s investor relations page at http://sequenom.investorroom.com/. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated August 9, 2016 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Laboratory Corporation of America Holdings and Savoy Acquisition Corp., filed with the SEC on August 9, 2016 (the “Schedule TO”)).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Joint Press Release issued by Laboratory Corporation of America Holdings and Sequenom, Inc., dated July 27, 2016 (incorporated by reference to Sequenom, Inc.’s Schedule 14D-9C filed with the SEC on July 27, 2016).

(a)(4)	Letter to Sequenom employees, first sent on July 27, 2016 (incorporated by reference to Sequenom, Inc.’s Schedule 14D-9C filed with the SEC on July 27, 2016).

(a)(5)	Summary Advertisement as published in the New York Times on August 9, 2016 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(6)	Opinion of J.P. Morgan Securities LLC, dated July 26, 2016 (included as Annex I to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated July 26, 2016, among Sequenom, Inc., Laboratory Corporation of America Holdings and Savoy Acquisition Corp. (incorporated by reference to Exhibit 2.1 to Sequenom, Inc.’s Current Report on Form 8-K filed with the SEC on July 27, 2016).

(e)(2)	Confidentiality Agreement, by and between Sequenom, Inc. and Laboratory Corporation of America Holdings, dated October 23, 2015 (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(3)	Form of Indemnification Agreement between Sequenom, Inc. and each of its officers and directors (incorporated by reference to Sequenom, Inc.’s Current Report on Form 8-K (No. 000-29101) filed June 6, 2006).

(e)(4)	1999 Stock Incentive Plan, as amended (incorporated by reference to Sequenom, Inc.’s Annual Report on Form 10-K (No. 000-29101) for the year ended December 31, 2006).

(e)(5)	1999 Stock Incentive Plan Form of Notice of Grant of Stock Option (incorporated by reference to Sequenom, Inc.’s Registration Statement on Form S-1 (No. 333-91665), as amended).

(e)(6)	1999 Stock Incentive Plan Form of Stock Option Agreement (incorporated by reference to Sequenom, Inc.’s Registration Statement on Form S-1 (No. 333-91665), as amended).

(e)(7)	1999 Employee Stock Purchase Plan, as amended (incorporated by reference to Sequenom, Inc.’s Current Report on Form 8-K (No. 000-29101) filed February 1, 2010).

(e)(8)	2006 Equity Incentive Plan, as amended (incorporated by reference to Sequenom, Inc.’s Definitive Proxy Statement on Schedule 14A filed April 29, 2010).

(e)(9)	2006 Equity Incentive Plan Form of Stock Option Grant Notice (incorporated by reference to Sequenom, Inc.’s Current Report on Form 8-K (No. 000-29101) filed June 6, 2006).

(e)(10)	2006 Equity Incentive Plan Form of Stock Option Agreement (incorporated by reference to Sequenom, Inc.’s Current Report on Form 8-K (No. 000-29101) filed June 6, 2006).

Exhibit No.	Description

(e)(11)	2006 Equity Incentive Plan Form of Notice of Exercise (incorporated by reference to Sequenom, Inc.’s Current Report on Form 8-K (No. 000-29101) filed June 6, 2006).

(e)(12)	2006 Equity Incentive Plan Form of Restricted Stock Unit Award Grant Notice (incorporated by reference to Sequenom, Inc.’s Registration Statement on Form S-8 (No. 333-152230) filed July 10, 2008).

(e)(13)	2006 Equity Incentive Plan Form of Restricted Stock Unit Award Agreement (incorporated by reference to Sequenom, Inc.’s Registration Statement on Form S-8 (No. 333-152230) filed July 10, 2008).

(e)(14)	Form of Stock Issuance Agreement under 1999 Stock Incentive Plan (incorporated by reference to Sequenom, Inc.’s Quarterly Report on Form 10-Q (No. 000-29101) for the quarter ended September 30, 2004).

(e)(15)	Form of Restricted Stock Bonus Grant Notice under 2006 Equity Incentive Plan (incorporated by reference to Sequenom, Inc.’s Current Report on Form 8-K (No. 000-29101) filed January 24, 2007).

(e)(16)	Form of Restricted Stock Bonus Agreement under 2006 Equity Incentive Plan (incorporated by reference to Sequenom, Inc.’s Current Report on Form 8-K (No. 000-29101) filed January 24, 2007).

(e)(17)	Non-Employee Director Compensation Policy (incorporated by reference to Sequenom, Inc.’s Annual Report on Form 10-K (No. 000-29101) for the year ended December 31, 2013).

(e)(18)	Amended and Restated Change in Control Severance Benefit Plan (incorporated by reference to Sequenom, Inc.’s Annual Report on Form 10-K (No. 000-29101) for the year ended December 31, 2008).

(e)(19)	New-Hire Equity Incentive Plan (incorporated by reference to Sequenom, Inc.’s Quarterly Report on Form 10-Q (No. 000-29101) for the quarter ended March 31, 2011).

(e)(20)	Employment Agreement dated January 29, 2014 between Sequenom, Inc. and Dirk van den Boom (incorporated by reference to Sequenom, Inc.’s Current Report on Form 8-K (No. 000-29101) filed February 3, 2014).

(e)(21)	Separation Agreement dated as of September 18, 2015 by and between Sequenom, Inc. and William J. Welch (incorporated by reference to Sequenom, Inc.’s Current Report on Form 8-K (No. 000-29101) filed October 2, 2015).

(e)(22)	Amendment No. 1 to Rights Agreement, dated March 3, 2009, by and between Sequenom, Inc. and American Stock Transfer & Trust Company, dated July 26, 2016 (incorporated by reference to Sequenom, Inc.’s Current Report on Form 8-K (No. 000-29101) filed July 27, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEQUENOM, INC.

By:	/s/ Dirk van den Boom, Ph.D.
Name:	Dirk van den Boom, Ph.D.
Title:	President and Chief Executive Officer

Dated: August 9, 2016

Annex I—Opinion, dated July 26, 2016, of J.P. Morgan to the Board of Directors of Sequenom, Inc.

Annex II—Section 262 of the Delaware General Corporation Law

ANNEX I

July 26, 2016

The Board of Directors

Sequenom, Inc.

3595 John Hopkins Court

San Diego, California 92121

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (the “Company Common Stock”), of Sequenom, Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, Laboratory Corporation of America Holdings (the “Acquiror”) and a subsidiary of the Acquiror. Pursuant to the Agreement, the Acquiror will cause Acquisition Sub to commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $2.40 (the “Consideration”) payable in cash. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or held by the Company, any wholly owned subsidiary of the Company, the Acquiror, Acquisition Sub or any wholly owned subsidiary of the Acquiror and other than Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with preparing our opinion, we have (i) reviewed a draft dated July 26, 2016 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company, the Acquiror and Acquisition Sub in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company or the Acquiror. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Acquiror. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in the Schedule 14D-9 (as defined in the Agreement) or any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

/s/ J.P. Morgan Securities LLC

J.P. Morgan Securities LLC

ANNEX II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW RIGHTS OF APPRAISAL

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

II-1

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

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(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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